ENDEAVOUR SILVER CORP.

TECHNICAL REPORT
ON THE AUDIT OF THE MINERAL
RESOURCE ESTIMATE
FOR THE
GUADALUPE Y CALVO PROJECT
CHIHUAHUA STATE
MEXICO

Report Date: 31 March, 2013
Effective Date: 15 December, 2012

Report By

Charley Z. Murahwi, P.Geo., FAusIMM
William J. Lewis, P.Geo.
Richard M. Gowans, P.Eng.

SUITE 900 - 390 BAY STREET, TORONTO ONTARIO, CANADA M5H 2Y2
Telephone (1) (416) 362-5135 Fax (1) (416) 362 5763

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LIST OF APPENDICES

Appendix 1 : Drill Hole Locations, Azimuths and Dips	At end of report

Appendix 2 : Drilling Results, at 100 g/t Ag equivalent Cut -off	At end of report

Appendix 3 : Variography	At end of report

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List of Tables

v

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List of Figures

1.0         SUMMARY

1.1         INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit of the resource estimation for the Guadalupe y Calvo precious metal Project in the northern state of Chihuahua, Mexico.

This report constitutes an independent audit of the mineral resource estimate for the Guadalupe y Calvo Project as of 15 December, 2012. The audit was conducted to ensure that Endeavour Silver’s mineral resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101). This report also constitutes a review of Endeavour Silver’s proposed future exploration program on the Guadalupe y Calvo Project.

1.2         PROPERTY LOCATION AND DESCRIPTION

The Guadalupe y Calvo Project is located in the municipality of Guadalupe y Calvo, in the southwest region of the northern state of Chihuahua, Mexico, approximately 300 kilometres in a straight line from the state capital, Chihuahua City.

The Project is physically next to the town and has good infrastructure of power, water and basic essentials. There is an ample workforce, although untrained, as there has been no real mining in the district for decades.

The coordinate system used in the maps, plans and sections of this report is the Universal Transverse Mercator System (UTM), NAD27 (Mexico) datum, zone 13N. The coordinates are referenced with datum NAD 1927 Mexico. The approximate centre of the Project is 303,000 m E, and 2,888,000 m N.

The mining district of Guadalupe y Calvo is located in the gold-silver belt of the Sierra Madre Occidental.

The Guadalupe y Calvo property contains the historic Rosario mine, with past production of 2 million ounces of gold and 28 million ounces of silver. Historic operations were hindered by water problems when the valley floor water table was reached. The inability of past operations to deal with water inflow is believed to be the reason for which mining was not pursued down dip, rather than the absence of high grade gold-silver mineralization.

1.3         OWNERSHIP

The Guadalupe y Calvo Project consists of nine mineral concessions covering 54,856.1 hectares, including several old adits and shafts. Endeavour Silver and its subsidiaries control 100% of the mineral properties comprising the Project and there are no underlying royalty agreements on the mineral properties.

In July, 2012, Endeavour Silver completed the acquisition of the Guadalupe y Calvo Project from AuRico Gold Inc. Endeavour Silver controls the property through its subsidiary AuRicoGold GYC.

1.4         GEOLOGY AND MINERALIZATION

Guadalupe y Calvo is a classic gold-silver epithermal deposit and, in general, is classified as a pluton-related adularia-sericite system. Based on mineralogy and alteration, gold-silver mineralization is of the low-sulphidation quartz-adularia type. The system contains quartz veins, quartz breccias and stockworks hosting economically significant gold and silver mineralization. The mineralization commonly exhibits open-space filling textures and is associated with volcanic related hydrothermal to geothermal systems.

The Project’s main structural feature is the Rosario fault complex. The total width of the mineralized zone is up to 80 m. Historic underground mining widths of high-grade gold-silver mineralization were up to 10 m.

1.5         EXPLORATION

Endeavour Silver’s investigation of the property is still in its infancy and, at this stage, the mineralization styles, together with the associated structural complexities, are not fully understood. At the time of writing this report, the following activities were in progress: prospecting, detailed mapping (at surface and underground) and geochemical soil sampling.

Prior to Endeavour Silver’s involvement, no systematic exploration had been carried out on the property.

1.6         DATA VERIFICATION

Thomas Stubens, P. Eng., and Jenifer Hill, R.P Bio., of Micon, visited the Guadalupe y Calvo Project on 17 and 18 August, 2010, when they inspected the infrastructure and core storage facilities, examined the project geology and drill core, and reviewed project drilling, sampling and quality assurance/quality control (QA/QC) procedures. During this period, Gammon Gold was the operator of the Project.

Following the acquisition of the Project by Endeavour Silver, Charley Murahwi of Micon visited the property on 8 October, 2012. In addition to the tasks mentioned above, Mr. Murahwi focused on the inspection of drill core intercepts of the mineralized bodies to ensure that visible mineralization was reflected in high-grade assays, detailed inspection of underground workings, review of the quality of underground channel samples and checking underground survey reference points.

In addition to the two site visits, Micon validated the resource database by:

  Checking for any non-conforming assay information, such as duplicate and missing sample numbers.

  Verifying collar elevations against survey information for each drill hole.

  Verifying collar coordinates against survey information for each drill hole.

  Verifying the dip and azimuth against survey information for each hole.

  Comparing the assay data interval against the original assay certificate for drill hole/channel samples.

  Verifying survey information for the locations of underground channel samples used in resource estimation.

Based on the data verification performed, it is Micon’s opinion that reasonable measures on drilling, QA/QC and core security were in place to ensure that the database was generated in a credible manner and is suitable for resource estimation.

1.7         MINERAL RESOURCE ESTIMATE

The mineral resource was estimated following the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on 27 November, 2010. The effective date of this mineral resources estimate is 15 December, 2012.

The resource estimate was conducted using the Vulcan mining software to produce a three-dimensional resource model for the Rosario and Nankin veins. A summary of the resources at a cut-off grade of 100 g/t silver equivalent is given in Table 1.1.

Table 1.1
Summary of the Guadalupe y Calvo Project Mineral Resources as at 15 December, 2012

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total	Indicated	1,861,000	119	2.38	7,147,300	142,500	14,272,300

Total	Inferred	154,000	94	2.14	464,600	10,600	994,600

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

1.8         INTERPRETATION AND CONCLUSIONS

1.8.1         General Discussion

The Guadalupe y Calvo property represents a new, district-scale, silver-gold exploration opportunity for Endeavour Silver. There has been very limited modern exploration conducted in the district prior to Endeavour Silver’s involvement. All the modern drilling on the property to date has been carried out by Gammon Gold, the previous operator. Currently, the mineralization styles, together with the associated structural complexities, are not fully understood, as Endeavour Silver’s investigation of the property is still in its infancy.

Gammon Gold took steps towards enacting a QA/QC program that was described in an in-house sampling and QA/QC manual. However, the target frequencies set out in the QA/QC manual are lower than industry standard and even those levels were not been met in practice. Micon and Endeavour Silver have discussed these shortfalls and Micon expects Endeavour Silver to implement more stringent QA/QC measures.

1.8.2         Conclusions

Micon has conducted an audit of the Endeavour Silver initial resource estimate as at 15 December, 2012, and considers the estimate to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves. The estimation approach/methodology used is reasonable and commensurate with the data levels.

The initial mineral resource estimate for the Guadalupe y Calvo Project is sufficiently encouraging to warrant further investigation to upgrade and expand the resource and, concurrently, to gain a better understanding of the mineralization styles encountered in the Project area. Micon believes that there is a reasonable chance of expanding the resource, given the favourable geological setting of the property and that the Project area is under-explored. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

1.9         RECOMMENDATIONS

The gold and silver mineralization in the Rosario and Nankin mineral zones is hosted by hydrothermal breccias, quartz veins, sheeted veinlets and stockwork zones. The location, continuity and inter-relationship of these various styles of mineralization are poorly understood and, therefore, difficult to interpret on individual cross-sections, let alone between 25 m-spaced cross-sections. Currently, the Rosario and Nankin wireframes are constructed in such a way as to include all of the styles of mineralization assumed to belong to each of the zones. In future updates to the Guadalupe y Calvo model, it is recommended that more attention be paid to understanding and modelling the various styles of mineralization which collectively make up the Rosario, Nankin and other minor zones.

Additional, more closely spaced drilling, preferably complemented by underground channel sampling, may be necessary to acquire the information necessary to model the different styles as separate units.

The current resource model should be continually updated as and when new information becomes available. Thus, in the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resource models.

1.9.1         Budget for Further Work

In 2013, Endeavour Silver plans to further explore Guadalupe y Calvo with additional drilling, before re-assessing its mining potential. This will require new agreements to be negotiated with the Municipality and the Pinito Ejido to allow for future drilling activity, and an application to SEMARNAT for a Cambio de Uso de Suelo permit (change of soil use). This permit will be necessary for future road disturbances on the Pinito Ejido land.

Surface diamond drilling will be scheduled for 2013, once all data have been reviewed, any mapping and sampling have been completed and a drilling permit has been granted.

During 2013, Endeavour Silver plans to continue exploration on the Guadalupe y Calvo property to expand the resources identified to date, test other targets within the property and identify new targets for future drill testing. The primary long-term goal of the planned work is to define the overall resource on the property, before embarking on economic studies and a possible development decision.

In addition to underground sampling, soil geochemistry and detailed mapping, the 2013 exploration program is planned to include 3,000 m of diamond core drilling in approximately 10 surface diamond drill holes, to test new vein discoveries on the Guadalupe y Calvo Project.

In order to meet its objectives, Endeavour Silver is budgeting to spend US $800,000, as broken down in Table 1.2.

The approximate time-frame for execution of the program is 11 months.

The proposed budget does not include annual tax payments for the Guadalupe y Calvo concessions. These payments are expected to be covered in a separate land-holding budget for all of Endeavour Silver’s concessions in Mexico.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its Guadalupe y Calvo Project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

Table 1.2
Guadalupe y Calvo Eploration Budget for 2013

Activity (Units)	Units	Unit Cost (US $)	Total Cost (US $)
Assays - Rock and Soil (sample)	400	25	10,000
Assays - Core (sample)	1,000	32	32,000
Consultants (days)	10	1,200	12,000
Surface Diamond Drilling (m)	3,000	125	375,000
Field and Office Supplies (weeks)	32	1,125	36,000
Housing and Food (weeks)	32	200	6,400
Geology and Engineering Personnel (weeks)	32	5,500	176,000
Salaries - Labour (weeks)	32	2,000	64,000
Trenches, Roads, Drill Pads and Reclamation (weeks)	32	1,500	48,000
Trenches - Sampling Only (days)		500	0
Travel and Lodging (weeks)	32	100	3,200
Vehicle inc. Gasoline, Repair and Maintenance (weeks)	32	200	6,400
Surface Use Agreements (months)	6	4,500	27,000
Expenses Non-Deductible (weeks)	32	100	3,200
Guadalupe Y Calvo Project Exploration Total			799,200

1.9.2         Further Recommendations

While Endeavour Silver’s drilling programs may continue to prioritize areas perceived to have high-grade resource potential, lower-grade targets should also be continually assessed in order to establish the overall resource potential for the entire property. The marginal-grade zones discussed in Section 14 should be assessed in greater detail for a possible bulk mineable or open pit resource.

Stringent QA/QC measures should be implemented and maintained.

Further detailed metallurgical investigations should be conducted to establish the optimum recovery method(s) and grade-recovery relationship(s).

2.0         INTRODUCTION

At the request of Mr. Godfrey Walton, President and Chief Operating Officer of Endeavour Silver Corp. (Endeavour Silver), Micon International Limited (Micon) has been retained to provide an independent audit of the resource estimation for the Guadalupe y Calvo precious metal Project in the northern state of Chihuahua, Mexico.

This report constitutes an independent audit of the mineral resource estimate for the Guadalupe y Calvo Project as of 15 December, 2012. The audit was conducted to ensure that Endeavour Silver’s mineral resource estimate complied with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) standards and definitions, as required under Canadian National Instrument 43-101 (NI 43-101). This report also constitutes a review of Endeavour Silver’s proposed future exploration program on the Guadalupe y Calvo Project.

The geological setting of the property, mineralization style and occurrences, and exploration history are described in various government and other publications listed in Section 28 “References”. The relevant sections of those reports are reproduced herein.

The Qualified Persons responsible for the preparation of this report and the audit of the resource estimate for the Guadalupe y Calvo Project are Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM, and William J. Lewis, B.Sc., P. Geo., both of whom are senior geologists with Micon, based in Toronto, and Richard M. Gowans, P.Eng., Micon’s President and principal metallurgist.

Thomas Stubens, P.Eng. and Jenifer Hill, R.P. Bio. (17 to 18 August, 2010) and Charley Murahwi (8 October, 2012) represented Micon on the site visits to the Guadalupe y Calvo Project. During the site visits, the quality assurance and quality control (QA/QC) program was reviewed and discussed, drill cores were examined, the shallow old underground mine workings and the surface facilities were inspected, and the initial review of the database and the discussions related to the resource estimates were performed.

All currency amounts in this report are stated in US dollars (US $) or Mexican pesos, as specified, with costs and commodity prices typically expressed in US dollars. Quantities are generally stated in Système International d’Unités (SI) units, the standard Canadian and international practice, including metric tons (tonnes, t) and kilograms (kg) for weight, kilometres (km) or metres (m) for distance, hectares (ha) for area, grams (g) and grams per metric tonne (g/t) for gold and silver grades (g/t Au, g/t Ag). Wherever applicable, any Imperial units of measure encountered have been converted to SI units for reporting consistency. Precious metal grades may be expressed in parts per million (ppm) or parts per billion (ppb) and their quantities may also be reported in troy ounces (ounces, oz). Base metal grades may be expressed as a percentage (%). Table 2.1 provides a list of the various abbreviations used throughout this report.

Table 2.1
List of Abbreviations

Name	Abbreviations	Name	Abbreviations
ALS-Chemex	ALS	Mexican Peso	peso
Atomic Adsorption	AA	Micon International Limited	Micon
Atomic Emission Spectroscopy	AES	Million tonnes	Mt
BSI Inspectorate	BSI	Million ounces	Moz
Canadian Institute of Mining, Metallurgy and Petroleum	CIM	Million years	Ma
Canadian National Instrument 43-101	NI 43-101	Million metric tonnes per year	Mt/y
Carbon in leach	CIL	Milligram(s)	mg
Centimetre(s)	cm	Millimetre(s)	mm
Comisión de Fomento Minero	Fomento Minero	Mina Bolañitos S.A. de C.V.	Mina Bolañitos
Consejo de Recursos Minerales	CRM	Minas de la Luz S.A. de C.V.	Minas del la Luz
Day	d	Minera Cimarron S.A. de C.V.	Minera Cimarron
Degree(s)	o	Minera Planta Adelante S.A. de C.V.	Minera Planta Adelante
Degrees Celsius	[o]C	North American Datum	NAD
Digital elevation model	DEM	Net present value	NPV
Dirección General de Minas	DGM	Net smelter return	NSR
Dollar(s), Canadian and US	$, CDN $ and US $	Not available/applicable	n.a.
Endeavour Gold S.A de C.V.	Endeavour Gold	Ounces	oz
Endeavour Silver Corp	Endeavour Silver	Ounces per year	oz/y
Energold de Mexico, S.A. de C.V.	Energold Mexico	Parts per billion	ppb
Energold Drilling Corp.	Energold	Parts per million	ppm
Environmental Impact Statement	EIS	Percent(age)%
G4 Drilling	G4	Quality Assurance/Quality Control	QA/QC
Gram(s)	g	Second	s
Grams per metric tonne	g/t	Secretaria Medio Ambiente y Recursos Naturales	SEMARNAT
Greater than	>	Servicios Geologico de Mexico	SGM
Grupo Mexico	Grupo	SGS de Mexico, S.A. de C.V.	SGS
Hectare(s)	ha	Sierra Madre Occidental	SMO
Inductively Coupled Plasma	ICP	Specific gravity	SG
Industrias Minera México S.A. de C.V.	IMMSA	SRK Consulting	SRK
Industrias Peñoles S.A. de C.V.	Peñoles	System for Electronic Document Analysis and Retrieval	SEDAR
Internal rate of return	IRR	Système International d’Unités	SI
Kilogram(s)	kg	Tonne (metric)	t
Kilometre(s)	km	Tonnes (metric) per day	t/d
Layne Christensen Company	Layne Christensen	Tonnes (metric) per month	t/m
Less than	<	Unidades de Manejo	UMA
Litre(s)	L	Universal Transverse Mercator	UTM
Manifestación de Impacto Ambiental	MIA	Year	y
Metre(s)	m

The audit and review of the Guadalupe y Calvo Project was based on published material researched by Micon, as well as data, professional opinions and unpublished material submitted by the professional staff of Endeavour Silver or its consultants. Much of the data came from reports prepared and provided by Endeavour Silver and Gammon Gold. The review of the resource estimation parameters was conducted during the site visits.

Micon is pleased to acknowledge the helpful cooperation of Endeavour Silver’s management and personnel, all of whom made any and all data requested available and responded openly and helpfully to all questions, queries and requests for material.

Micon does not have nor has it previously had any material interest in Endeavour Silver or related entities or interests. The relationship with Endeavour Silver is solely a professional association between the client and the independent consultant. This report is prepared in return for fees based upon agreed commercial rates and the payment of these fees is in no way contingent on the results of this report.

This report is intended to be used by Endeavour Silver subject to the terms and conditions of its agreement with Micon. That agreement permits Endeavour Silver to file this report as an NI 43-101 compliant Technical Report with the Canadian Securities Administrators pursuant to provincial securities legislation. Except for the purposes legislated under provincial securities laws, any other use of this report, by any third party, is at that party’s sole risk.

The conclusions and recommendations in this report reflect the authors’ best judgment in light of the information available to them at the time of writing. The authors and Micon reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known to them subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

3.0         RELIANCE ON OTHER EXPERTS

Micon has reviewed and analyzed data provided by Endeavour Silver, its consultants and the previous operator of the Property, and has drawn its own conclusions therefrom, augmented by its direct field examination. Micon has not carried out any independent exploration work, drilled any holes or carried out any sampling and assaying on the property.

While exercising all reasonable diligence in checking, confirming and testing it, Micon has relied upon Endeavour Silver’s presentation of the Project data, including data from the previous operator, in formulating its opinion.

Micon has not reviewed any of the documents or agreements under which Endeavour Silver holds title to the Guadalupe y Calvo Project or the underlying mineral concessions and Micon offers no opinion as to the validity of the mineral titles claimed. The description of the properties, and ownership thereof, is derived from transcripts prepared by Endeavour Silver.

The descriptions of geology, mineralization and exploration are taken from reports prepared by various companies or their contracted consultants. The conclusions of this report rely on data available in published and unpublished reports, information supplied by companies which have conducted exploration on the property, and information supplied by Endeavour Silver. The information provided to Endeavour Silver was supplied by reputable companies and Micon has no reason to doubt its validity.

The figures and tables for this report were reproduced or derived from reports written for Endeavour Silver and the majority of the photographs were taken by Thomas Stubens and Charley Murahwi during the Micon site visits. Where the figures and tables are derived from sources other than Micon, the source is acknowledged below the figure or table.

4.0         PROPERTY DESCRIPTION AND LOCATION

4.1         LOCATION AND GENERAL DESCRIPTION

The Guadalupe y Calvo Project is located in the municipality of Guadalupe y Calvo, in the southwest region of the northern state of Chihuahua, Mexico, approximately 300 kilometres in a straight line from the state capital, Chihuahua City.

The project is physically next to the town and has good infrastructure of power, water and basic essentials. There is an ample workforce, although untrained, as there has been no real mining in the district for decades.

The coordinate system used in the maps, plans and sections of this report is the Universal Transverse Mercator System (UTM), NAD27 (Mexico) datum, zone 13N. The coordinates are referenced with datum NAD 1927 Mexico. The approximate centre of the Project is 303,000 m E, and 2,888,000 m N.

The mining district of Guadalupe y Calvo is located in the gold-silver belt of the Sierra Madre Occidental. Figure 4.1 shows the deposits of this belt and the location of Guadalupe y Calvo.

Figure 4.1
Guadalupe y Calvo Project Location Map

4.2         OWNERSHIP AND PROPERTY DETAILS

On July 13, 2012, Endeavour Silver announced in a press release that it had completed the 100% acquisition of the El Cubo property in Guanajuato and the Guadalupe y Calvo exploration Project in Chihuahua State, Mexico, for US $100 million in cash and US $100 million in Endeavour common shares (11,037,528 shares). The properties were acquired from AuRico Gold Inc. (AuRico). Over the next three years, AuRico will also be entitled to receive up to an additional US $50 million in cash payments from Endeavour Silver upon the occurrence of certain events.

AuRico controlled the mineral rights to 54,856.1 hectares in the Guadalupe y Calvo Project through subsidiaries: Mexgold Resources Inc. (Mexgold), a direct 100%-owned subsidiary of Gammon Gold Inc. (Gammon Gold), and two subsidiaries of Mexgold called Compania Minera del Cubo, S.A. de C.V. and Metales Interamericanas, S.A. de C.V. These latter two subsidiaries held five internal concessions that were part of the Gammon Gold purchase of Mexgold in August, 2006. Another subsidiary, Gammon Lake de Mexico, S.A. de C.V., held the two large concessions surrounding the district (San Luis and San Luis NW).

On 13 June, 2011, Gammon Gold changed its corporate name to AuRico Gold Inc.

Endeavour Silver controls 100% of the mineral rights to the Guadalupe y Calvo Project through its wholly-owned subsidiary, AuRicoGold GYC. There are no underlying royalty agreements on the mineral properties.

The project is comprised of the seven mineral concessions listed in Table 4.1. See Figure 4.2 for a concession map of the Guadalupe y Calvo Project.

Table 4.1
Summary of the Mineral Concessions Owned by Endeavour Silver

Concession Name	Title Number	Validity
		From	To	Hectares
Guadalupe	159362	October 29, 1973	October 28, 2023	100.0
Ampl. Guadalupe	211461	May 31, 2000	May 30, 2050	28.0
Guadalupe Tres	224250	April 22, 2005	April 21, 2055	148.7
Guadalupe Tres	224430	May 10, 2005	May 9, 2055	159.8
Guadalupe Tres Fraccion Dos	207384	June 5, 1998	June 4, 2048	2.7
San Luis	235466	October 18, 2007	October 17, 2057	18,391.5
San Luis NW	235847	March 24, 2010	March 23, 2060	36,025.3
			Total	54,856.1

Table provided by Endeavour Silver.

As shown in Table 4.1, the expiration dates associated with the Guadalupe y Calvo concessions range from October 28, 2023 to March 23, 2060.

The annual 2013 concession tax for the Guadalupe y Calvo properties is estimated to be approximately 2,391,640 Mexican pesos (pesos), which is equal to about US $182,150 at an exchange rate of 13.13 pesos to US $1.00 dollar.

All of drilling described in this report and all of the estimated resources quoted herein are within the five internal concessions owned by the Endeavour Silver subsidiaries that total 439.2 hectares in surface area (Figure 4.2) .

Figure 4.2
Guadalupe y Calvo Project Concession Map

4.3         MEXICAN REGULATIONS FOR MINERAL CONCESSIONS

In Mexico, exploitation concessions are valid for 50 years and are extendable, provided that the application is made within the five-year period prior to the expiry of the concession and the bi-annual fee and work requirements are in good standing. All new concessions must have their boundaries orientated astronomically north-south and east-west and the lengths of the sides must be one hundred metres or multiples thereof, except where these conditions cannot be satisfied because they border on other mineral concessions. The locations of the concessions are determined on the basis of a fixed point on the land, called the starting point, which is either linked to the perimeter of the concession or located thereupon. Prior to being granted a concession, the company must present a topographic survey to the Dirección General de Minas (DGM) within 60 days of staking. Once this is completed, the DGM will usually grant the concession.

The starting point for Endeavour Silver’s concessions is located at UTM coordinates of 302,870.747 E and 2,888,247.901 N.

Prior to December 21, 2005, exploration concessions were granted for a period of 6 years in Mexico and, at the end of the 6 years, they could be converted to exploitation concessions. However, as of December 21, 2005 (by means of an amendment made on April 28, 2005 to the Mexican mining law) there is now only one type of mining concession. Therefore, there is now no distinction between exploration and exploitation concessions on all new titles granted. All concessions are now granted for a 50-year period, provided that the concessions are kept in good standing. For the concessions to remain in good standing, a bi-annual fee must be paid to the Mexican government and a report must be filed in May of each year which covers the work accomplished on the property between January and December of the preceding year.

In accordance with Mexican mining laws, the area of the concessions requires an annual minimal investment of 9,600,000 pesos (US $700,000), and a mining rights annual payment of 150,000 pesos (US $11,000).

4.4         LICENCES, PERMITS AND ENVIRONMENT

Surface rights in the Project area are controlled by:

  The Municipality of Guadalupe y Calvo.
  The Pinito Ejido (Mexico communally-owned legal land entity).

Figure 4.3 shows the relationship of mineral concessions to surface ownership in the Guadalupe y Calvo Project.

Figure 4.3
Relationship of Mineral Concessions to Surface Ownership in the Guadalupe y Calvo Project

The previous owner, AuRico, had written permission from both entities to complete exploration on the property, but would need to negotiate a new agreement to initiate construction and mining. AuRico reportedly built a good relationship with both communities, and employed local workers as casual labourers, as well as having trained some workers in data entry and semi-skilled computer work. AuRico also had a community social relations program that included limited support for local activities and infrastructure, and that also has built a good relationship with the Municipality and the Pinito Ejido.

New agreements are being negotiated with both the Municipality and the Pinito Ejido at present to allow Endeavour Silver to commence the drilling activity and to apply for a “cambio de uso de suelo” permit (change in soil use). This permit will be necessary for further road disturbances on the Pinito Ejido land, and will serve as a basis for the potential development of the Project.

Endeavour Silver reports that all payments of mining duties and taxes for the concessions are up to date, and the required proof of annual labour forms have been filed for the concessions.

Most of the drilling completed to date has been on the Municipality surface rights.

4.5         ENVIRONMENTAL REPORTS AND RESPONSIBILITIES`

AuRico had an “Análisis de Conformidad con la Norma Oficial Mexicana NOM-120- SEMARNAT-1997”, completed by pH Consultores Ambientales, an environmental consulting company, which indicates that the Project is compliant with the existing exploration norms, especially NOM-120-1997 of SEMARNAT, the government environmental agency. This study showed that the present drilling plans affect less than 25% of the relevant surface area, indicating that the Project can be executed without a change in use of soil permit.

Through the SEMARNAT offices in the city of Chihuahua, AuRico reportedly completed all the proceedings necessary to undertake its exploration program, which included the construction of roads to the drilling sites, ditches, dams and/or suction sumps. The NOM-120 does not allow exploitation, and an environmental impact study and change in use of soil permit is required to build mine workings.

AuRico is believed to have complied satisfactorily with all the requirements established by SEMARNAT.

Micon is not aware of any significant factors and risks that may affect access, title, or the right or ability of Endeavour Silver to perform work on the property.

5.0         ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1         ACCESSIBILITY

Access from the state capital of Chihuahua is via 385 kilometres of paved highway. From the city of Chihuahua, one drives on highway #60 (Chihuahua-Hermosillo) until kilometre 36. One then turns left (south) onto state road 24, travels approximately 195 kilometres to Parral, and then continues on the same road another 155 kilometres to the small town of Guadalupe y Calvo. One then drives through the town to La Hacienda on its western edge, and then down a 0.5 km gravel road to the Project.

5.2         PHYSIOGRAPHY AND CLIMATE

The Guadalupe y Calvo Project is within the Sierra Madre Occidental physiographic province. The topography of this province consists of an incised plateau with deep canyons of over 1 km of vertical relief. Local topography is abrupt and mountainous, with only minor flat areas that can be used for commercial agriculture or for mining plant and infrastructure. The town of Guadalupe y Calvo extends along the main creek of the area, and is limited on the west side by a cliff face.

Mineralized veins commonly outcrop on cliffs or steep hills on the internal portions of canyons.

The town of Guadalupe y Calvo, the site of the Project, is located in the upper part of the Sierra Madre Occidental, 2,558 metres above sea level. It has an annual average temperature of 13oC, and approximately 1,080 millimetres of precipitation per year. A portion of this precipitation is typically as snow in the winter and hail in the summer. Frosts are common in the October to May period, and fog from June to January. Average annual temperature fluctuates between 12 and 18oC, ranging from -3 to 18oC in the coldest month and over 20oC in the hottest months. Mining and processing operations can be conducted on a year-round basis.

The mountains are predominantely covered with evergreen forests. Wildlife in the area consists of deer, badger, foxes, coyotes, squirrels, rabbits and mice.

5.3         INFRASTRUCTURE AND LOCAL RESOURCES

The town of Guadalupe y Calvo, has 4,413 inhabitants (2005 INEGI census), schools from kindergarten to high school level and/or technical degrees, a general hospital, three gas and diesel stations, hotels, restaurants and telephone networks. Most of the town’s population make a living out of rain-fed farming and commerce to supply the agricultural activities. Jobs are few, and the mining history of the district and its relationship to the founding of the town are cultural issues that will favour development of the Project.

The access road to the town is paved. There is a landing strip for light aircraft that is monitored by the military.

Power lines are available in the entire town. Power supply to the Guadalupe y Calvo Project is provided by the national grid (Comisión Federal de Electricidad).

Telephone communications are integrated into the national land-based telephone system that provides reliable national and international direct dial telephone communications. There is also cell phone service in the town of Guadalupe y Calvo.

Only the central part of the town has sewage and a drinking water distribution system.

6.0         HISTORY

6.1         MINING IN MEXICO

Mining has played an important role in Mexico since pre-historic times, but it entered a period of rapid expansion after the Spanish conquest when rich mineral deposits were found. The wealth found in these early mines served as incentives for the early colonizers to locate to remote and barely accessible portions of the county.

Although the Spanish began mining as early as 1526 and worked the mines until 1700, it was not until after the latter date that they commenced to work them intensively, continuing to do so until 1810, when the War of Independence started. In 1810, the yearly mining production fell in Mexico from US $27,000,000 to US $5,000,000 and this state of affairs continued until 1821, with the expulsion of the Spaniards.

During the war, many of the mines were abandoned and either filled with water or caved in, and so they remained until 1824. In 1824, a number of English capitalists took the rehabilitation of the principal mines in hand and worked them for approximately 10 years. However, during this period they sustained great losses that were principally due to the lack of railroads which necessitated the transportation of all heavy machinery to the mines on the backs of mules. In some cases, it took a couple of years to transport the equipment from England to the mine in Mexico.

Mining in Mexico became more prevalent again from the 1880’s until the early 1900’s, when many of the mining districts were in decline due to low prices. The Civil War in 1910 for the most part paralyzed mining in Mexico and in many districts it did not recover until late in the 20th century.

It is impossible to state with even approximate accuracy what the production of precious metals was in the early days. When the Spanish arrived in Mexico, there were no Aztec records and, although accurate records were kept up until 1810, smuggling prevailed to such an extent, owing to the heavy tax on silver, as to render it impossible to arrive at exact figures. The coinage records, however, are more precise and, according to the best estimates from 1522 to 1879, the production of precious metals in Mexico was about US $3,723,139,070, of which gold amounted to about 0.4 to 0.8 percent, or approximately US $23,600,000. The annual coinage from 1521 to 1879, a period of 355 years, was approximately US $8,173,565 and the annual product nearly US $10,000,000.

In the early days, 90% of all the ores were amalgamated, with the balance being smelted. However, this proportion varied in different districts, with smelting taking precedence in some districts and amalgamation in others. Many of the silver mines also contained gold to some extent.

6.2         GUADALUPE Y CALVO PROJECT AREA MINING HISTORY

The Rosario vein on the Guadalupe y Calvo Project was reportedly discovered on October 4, 1835 and, because of its extraordinary richness in superficial gold and silver, it caused an immediate impact. A town called Zorillo was founded and the population rapidly swelled to 10,000. The name thereafter changed to Guadalupe y Calvo. The Ochoa family consolidated the district soon after its discovery and, by 1838, had sole ownership of the northern part of the district. The southern San Francisco portion of the district, however, remained in the hands of several small miners. The Ochoa family leased its holdings to two English mining companies in 1838 which worked the mines until 1849, after which the ownership reverted to the Ochoa family.

In 1844, a government mint was erected to use the mine’s products for coinage, but it closed soon thereafter in 1850 for unknown reasons. From 1850 to 1895, there were several small mining efforts made and, in 1895, the Rosario Mining Company of Ft. Worth, Texas bought the mines and operated them for some 15 years until 1910 when they sold the mines to Western Mexican Mines Ltd. upon outbreak of the Mexican Revolution.

In 1923, Western Mexican Mines Ltd. (later called Compañía Minera Wemeco, S.A.) started exploitation of the mine. It installed a cyanide ore treatment plant with a capacity of 50 tonnes per day and reported recoveries in the 90% range. The company exploited much of the Rosario vein, and developed the Nankin vein for the first time. It ceased activities in 1939. There are still numerous open stopes and mine workings that reach the surface from this period of mining (Figure 6.1) . Minor artisanal-scale mining was carried on from that time until the 1990’s.

Figure 6.1
Open Stopes at the Surface of the Rosario Vein, Looking Southeast Towards Town

6.3         HISTORICAL PRODUCTION

Little historical production data were recorded. During the period 1838-1846, as recorded in Guadalupe y Calvo’s assay office, the production was at least 4,874 kg of gold and 176,378 kg of silver, according to Gomez del Campo (1884), who believed that this figure represented less than one-third of the total production of that period. The Rosario Company is thought to have produced on the order of 30,000 kg of gold and 600,000 kg of silver. Minera Wameco is thought to have produced on the order of 10,320 kg of gold and 170,000 kg silver. Production statistics are available from 1931 to 1939, when 2,017 kg of gold and 33,445 kg silver were produced. These estimations total approximately 1.5 million ounces of gold and 31 million ounces of silver.

6.4         HISTORICAL EXPLORATION

In 1994, Glamis Gold Ltd.’s (Glamis) local subsidiary undertook surface and underground sampling. This work included extensive trenching and jackleg drill sampling. The work is reported to have determined that that there was potential to develop a small open pit. The sampling data are available in old reports, but are considered of an historical nature for the purposes of this report. Part of Endeavour Silver’s planned work aims to investigate open pit potential.

By 1998, the property was controlled by V-Fund Investments Ltd.(V-Fund) via a purchase option. V-Fund then entered into an agreement with Augusta Resource Corp. of Vancouver, which completed a small 8-hole, 1082.9 -m reverse circulation drilling program in January-February, 2000.

Gammon Gold acquired the Guadalupe y Calvo Project in 2006, as part of its purchase of Mexgold Resources Corp. Mexgold had purchased the property from Compania Minera del Cubo, S.A. de C.V. and Metales Interamericanos S.A. de C.V., which completed a drill program from October, 2003 to April, 2004 that included 37 holes for 9,938.4 m. Of these, 34 were diamond holes (9,166.35 m) and 5 were reverse circulation (672.0 m). This program was carried out using modern drilling and sampling protocols, and the results are included in the resource estimate discussed herein.

In 2008, Gammon Gold mobilized five core rigs on the property and completed 148 diamond drill holes for 42,114.5 m. The drilling completed in 2008 was designed to test the Rosario vein on an approximate 25 x 40 m drill spacing within the plane of the vein.

In 2010, Gammon Gold undertook another drilling campaign on the property, initially to extend known resources under the thick series of post-mineral volcanic tuffs to the northwest of the 2008 drill pattern. This work was extended to drill down-dip and to infill between the pattern completed in 2008.

Most of the drilling in 2010 focused on the Northwest Rosario Extension. This drilling indicated that the vein system is wide and that high grades are present.

Other work completed by Gammon Gold included detailed mapping and sampling of surface geology and underground workings, surveying of underground workings and drill hole collars, commissioning of a topographic map (Cooper Air Photo), commissioning of metallurgical tests (Mountain States R&D), commissioning of a geotechnical stability study (Call & Nicolson), and a regional stream-sediment geochemical sampling program

6.5         HISTORICAL RESOURCE AND RESERVE ESTIMATES

Wendt (2002) and Buchanan (1981) have estimated total past production on the order of 2 million ounces gold and 28 million ounces silver for the Guadalupe y Calvo district. Although the records are clearly inadequate, they believed that there has been substantial production from the rich ores produced from the district in the past. Buchanan (1981) estimated that the historic average head grade was 37 g/t gold and 870 g/t Ag. These figures however, need to be regarded with caution.

In 2002, C.J., Wendt, a consultant working for Pincock, Allen and Holt (PAH), completed a Technical Report in compliance with NI 43-101 for Minerales Interamericanos S.A. de C.V. which held the property at the time, through an option with Compania Minera Los Maples S.A. de C.V. PAH reviewed the extensive sampling work by Glamis, V-Fund Investments and Augusta Resources, as well as historical records acquired from the University of Wyoming Anaconda collection, and produced an estimate of Inferred Resources of 11.8 million tonnes grading 2.84 g/t gold and 120 g/t silver, containing 1,077,000 ounces of gold and 45,600,000 ounces of silver.

In view of the additional drilling conducted between 2003 and 2011, the 2002 resource estimate should not be relied upon.

7.0         GEOLOGICAL SETTING AND MINERALIZATION

7.1         REGIONAL GEOLOGY

The mining district of Guadalupe y Calvo is located within the Sierra Madre Occidental metallogenic province, a north-northwesterly trending linear volcanic belt (Figure 7.1) . This volcanic field, 1,500 km long and 200 km wide, is one of the world’s largest epithermal precious metal terranes, hosting a majority of Mexico’s gold and silver deposits. It extends from south of Guadalajara to Arizona and New Mexico.

Figure 7.1
Regional Geology of the Guadalupe y Calvo Project

The Sierra Madre region is characterized by a thick sequence of predominantly Tertiary volcanic and volcaniclastic rocks that overly a basement of primarily Jurassic-Cretaceous flysh. There are multiple ages of intrusive rocks in the region, including Laramide calc-alkaline diorite to quartz monzonite (Cretaceous-Eocene), Oligocene-Miocene felsic stocks, and Miocene bimodal rhyolite-basalt stocks, domes and flows. The pre-Tertiary rocks are generally only exposed at the bottom of deep canyons. Paleozoic sedimentary rocks are exposed in the western part of the Sierra Madre near Sinaloa, but most other basement rocks are Jurassic-Cretaceous.

The volcanic stratigraphy of the Sierra Madre Occidental is divided into two groups (McDowell and Clabaugh, 1979): the Lower Volcanic Series (LVS) and the Upper Volcanic Series (UVS). The LVS dates from the Paleocene to Oligocene, and is dominated by andesite to dacite flows, tuffs, sills and stocks. The total thickness of the LVS generally ranges from 300 to 900 m. UVS ranges from Miocene to Oligocene (23 to 38 Ma). It is dominantly felsic ash-flow tuffs, commonly forming steep cliff faces and flat mesas, intermixed with flows of dacite through rhyolite, and having late basalt flows locally. This unit can range to over 1,000 m in thickness. In Guadalupe y Calvo, as well as many of the low-sulphidation epithermal deposits in the Sierra Madre, most or all of the UVS is post-mineral. The most typical host rocks for epithermal vein deposits in the Sierra Madre are LVS andesites and dacites.

The predominant structural grain of the Sierra Madre consists of large through-going northwest-striking normal and oblique normal-dextral faults. Numerous large caldera structures have been proposed, but few mapped, in the UVS. Many of the epithermal camps of the Sierra Madre are controlled by the northwest-striking fault systems.

7.2         PROPERTY GEOLOGY

The Guadalupe y Calvo Project occurs within an erosional window through the UVS, exposing a LVS package of andesites that are cut by a quartz monzonite pluton (Figure 7.2) . The LVS is reported to be Paleocene in age (SGM, 2008). No older basement rocks are exposed in the district. The LVS package has been cut by a northwest-striking fault system which was mineralized to form the Rosario vein.

The LVS andesite is predominantly a dark green unit with porphyritic-aphanitic texture and locally aligned phenocrysts suggesting a flow origin. Phenocrysts consist of plagioclase, hornblende and augite that are variably altered to clays, epidote, chlorite and oxides. The andesites have a weakly developed propyllitic alteration that is strongest near the veins. This alteration consists of epidote, chlorite, pyrite and calcite. Where the andesites are more propylitized, they are commonly also more deeply oxidized. The andesites have been intruded by a complex stock of granodiorite to quartz monzonite (predominantly the latter) that is believed to be Laramide in age, based on it being cut by the veining, and being in clear angular unconformity with the UVS tuffs. The quartz monzonite grades from slightly porphyritic (with large phenocrysts up to 1.5 cm in the longest dimension), to hypidiomorphic-granular. It appears to have been emplaced at a moderate depth and is not believed to be a hypabyssal stock nor directly related to the mineralization. It is brittle and thus forms good open fractures for veining. This pluton has many complex emanations of dikes and sills in the andesite that are difficult to correlate from section to section. The quartz monzonite appears to be equally well-mineralized as the andesite in the drilling completed to date. All of the LVS units are locally cut by small aphanitic andesite/diorite dikes and minor sills that appear to be post-mineral but pre-UVS. These are unrelated to mineralization.

Figure 7.2
Guadalupe y Calvo Local and Property Geology

The UVS rocks in the Project area consist of tuffs and flows of predominantly rhyolitic composition, grading to rhyodacite and dacite. Most units have some quartz phenocyrsts and generally have abundant glass, variably devitrified. The tuffs commonly have large fiame typical of ignimbrites of the UVS, and are generally moderately to strongly welded, forming prominent cliffs and mountains (Figure 7.3) . Minor flow units have been noted, but not subdivided, in this unit.

Figure 7.3
Photograph of Cliffs formed by Ignimbrites of UVS with Exploration Camp in the Valley Bottom

There appear to have been three phases of brittle extensional faulting in the district:

1)	Early north- northwest-striking and east-west normal faulting that is pre- and syn- mineralization, which may be semi-continuous with number 2), below.

2)	Later post-mineral north-northwest-striking faulting.

3)	Latest north- northeast-striking normal faulting.

The structural geology of the Project is dominated by northwest-striking normal faults that dip moderately to steeply to the southwest. The SGM regional geologic map shows a major normal fault on the southwest side of the district (Falla Guadalupe) that downdrops UVS rocks, and is thus post-mineral. The major vein structure (Rosario vein) in the district is sub-parallel to this fault and forms part of a series of conjugate fracture systems related to this regional system (Figure 7.4) . The Rosario vein is clearly a fault-related feature, with abundant gouge and breccia related to the mineralization. No good marker units have been recognized in the LVS to date, so the actual offset on these older faults is unknown. The coincidence in attitude between the pre-mineral and post-mineral faults suggests that the structural system here was long-lived. These structures are visible as linears on satellite imagery, and the SGM has mapped a series of northwest-striking faults sub-parallel to the Guadalupe-Rosario system on its regional geologic map.

Along with this prominent northest trend, there were also east-northeast to east-striking vein/faults, such as the Nankin vein in the main Project area, that are mineralized and part of the oldest structural system.

The youngest recognized deformation is a north-northeast-striking fault “Bufa Fault” that downdrops the UVS volcanics against the LVS and the Rosario vein, and is thus post-mineral. Based on surface mapping and contouring of the basal UVS contact from drill data, the Bufa Fault is believed to have on the order of 400 m of apparent vertical displacement.

7.3         MINERALIZATION

The low-sulphidation epithermal mineralization at Guadalupe y Calvo occurs in structurally-controlled, semi-tabular-shaped veins that appear to be vertically zoned in mineral content.

The mineralization consists predominantly of bands and irregular lenses of hydrothermal breccias and banded quartz-calcite-adularia veins that form wide zones (over 60 metres locally) of veins, sheeted veinlets and stockwork veinlets. The gangue is primarily quartz that ranges in colour from white to light grey to green to beige-green and is locally amethystine. There are lesser amounts of calcite locally, and rare evidence of calcite replaced by quartz (a typical boiling feature in epithermal veins). Rare pink bands within the vein suggest the presence of adularia, and light green quartz-chlorite veining is observed locally. Sulphides are generally pyrite with rare argentite, and locally galena-sphalerite-chalcopyrite, and total sulphide content is generally less than 5%. In the oxide zone, the sulphides are leached, leaving either casts or pseudomorphs of goethite-hematite. Abundant goethitic and hematitic staining is evident in much of the vein near surface, and some secondary silver minerals are probably developed, although definitive mineralogy has not been done. Banding of the fissure veins is common, with the bands generally sub-parallel to the walls of the veins, and open vugs commonly between bands in the upper part of the deposit. Breccia clasts of host rock are common in the veins, and the clasts are generally strongly altered either by quartz replacement and/or by argillization of feldspars and choritization of mafic phases and some feldspars.

The walls of the vein structure sometimes have sharp boundaries, but it is also quite common for the “vein” to consist of anastomosing veinlets and stockwork veinlets within a cataclasized and fractured zone. In the latter case, the boundary of the vein system is defined by logging a gradual decrease in the intensity of sheeted veinlets. These walls of individual veins commonly have a 1 to 30 cm halo of weak silicification, and propylitic alteration (chlorite-epidote-calcite-pyrite) is commonly developed 2 to 25 m from the vein. These propylitic halos have variable 1 to 5% pyrite.

There are two major veins that have been recognized in the Guadalupe y Calvo Project (Figures. 7.4 and 7.5) . The Rosario vein is by far the larger, consisting of an 8 to 60 m wide zone of hydrothermal breccias, banded veining, and extensive stockworks and sheeted veins in the walls of the vein. The vein strikes from N15°W to N35°W and dips 45° to 70° to the southwest. The greatest thicknesses of veining occur near surface, and especially near the intersection with the Nankin vein.

Figure 7.4
Schematic Surface Map of the Gualupe y Calvo Project, Showing the Main Veins

Figure 7.5
Typical Transverse Section Looking Northwest, Showing the two Major Veins

The second major vein is the Nankin vein, which is mostly an east-west striking vein, dipping shallowly to the south at an average of 30°. This structure has an obvious deflection where it intersects the Rosario vein, creating a complex pattern of stockwork and sheeted veinlets that provides a possibility for bulk-mining either in open pit or large underground stopes (Figures. 7.6 and 7.7) . The deflection in the vein’s strike is obvious on level maps, where it can be seen to have suffered either fault drag or is simply a major split off the Rosario, forming a 60-degree bend in the strike.

To the southeast, the projection of the Rosario and Nankin veins is masked under the unconformity of the post-mineral tuffs (Figure 7.8) .

A parallel structure, the “Vein of the Sun”, is parallel to the Nankin, and is interpreted as a footwall limit to what is sometimes a stockwork-sheeted vein system below the Nankin vein.

Figure 7.6
Simplified Geology of Level 4, Showing the Merging of the Nankin and Rosario Veins

Figure 7.7
Simplified Geology of Level 5, Showing the Thick Mineralization with Potential for Open Pit or Bulk Mining

Figure 7.8
Level 5 South Underground Workings, Showing the Projection of the Rosario and Nankin Veins Under the Unconformity with the Post Mineral Tuffs

The Concordia vein is a footwall split from the Rosario vein but has a weak surface expression and has been discontinuous in drill results to date. Numerous other small vein splits have been cut in drilling, but none has been followed over substantial lengths to date.

Previous exploration drilling has been focused on testing the Rosario structure, and drill intersections on the Nankin vein were made only when the vein fell between the drill collar and the Rosario target. The area tested by infill drilling was approximately 600 m in strike and 550 m in vertical dimension (approximately 600 m in the plane of the Rosario vein). This provided a good understanding of the vein’s character in three dimensions.

The outcrop of the Rosario vein ranges from 2,300 to 2,350 m in elevation, and the uppermost portions of the deposit have eroded, as high grades were exposed on surface, and the mineralization there was probably somewhat supergene enriched in silver.

Low sulphidation epithermal precious deposits in Mexico tend to have maximum vertical extents of 300 to 600 m. The drilling completed to date on the Rosario vein has shown potentially ore-grade Au-Ag from 2,350 m to 1,900 m, or a vertical interval of about 450 m. Because the deposit has had at least 50 if not 200 m eroded off the top, it seems reasonable that the precious metal portion of the system is unlikely to persist more than another 100 to 200 m below the depths drilled to date. There is also a general diminution of stockwork and sheeted veinlets in the wall of the Rosario vein at depth (Figure 7.9), suggesting that there was an explosive event that erupted near the 2,150 m elevation.

The entire rock package (including the post-mineral tuffs) has been down-dropped on the order of 300 to 400 m along the Bufa Fault, on the northwest of the drilled pattern used for the resource estimation discussed herein. Therefore, it appears very possible that the mineralization has been displaced to the elevation of 1950 to 1500 m, leaving exploration potential open on the northwest side of this fault. This is not considered in the present resource estimate but presents an attractive exploration target for future testing.

7.3.1         Silver to Gold Ratios

The Ag:Au ratio for the mineralization averages approximately 65:1 for the existing drill assays (Figure 7.9) .

Figure 7.10 is a longitudinal section on which the Ag:Au ratios of the mineralized drill intercepts have been plotted. The figure shows a clear silver enrichment between the 2150 m elevation and the natural surface. This coincides partly with the zone of oxidation and mixed oxide-sulphide and could represent, in part, a secondary enrichment in silver values. Below the 2150 m elevation, there appears to be a poorly-mineralized interval for about 100 m, below which there appear to be two mineralized shoots developing that have been partially drilled.

Figure 7.9
Chart of Au Grades versus Silver/Gold Ratios for all Drill Samples Over 0.10 g/t Au

Figure 7.10
Longitudinal Section of the Rosario Vein, Looking Northeast, Showing the Silver/Gold Ratio of Mineralized Intercepts in the Rosario Vein

8.0         DEPOSIT TYPES

The Guadalupe y Calvo silver-gold district comprises classic, high-grade, structurally-controlled silver-gold, epithermal vein deposit, characterized by low sulphidation mineralization and adularia-sericite alteration. The veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in either a volcanic series of flows, pyroclastics and epiclastics or sedimentary sequences of mainly shale and their metamorphic counterparts.

The Sierra Madre Occidental region hosts one of the world’s greatest concentration of this class of deposit (Figure 8.1), and the characteristics of these deposits are well-demonstrated in Guadalupe y Calvo:

  Association with Tertiary volcanic rocks.

  Structurally-controlled by extensional fault systems.

  Roughly tabular-shaped mineralized zones controlled by faults.

  Generally much greater lateral dimensions than vertical dimension (typically many kilometres horizontally but generally less than 700 m vertically).

  Gangue of quartz (or chalcedony), calcite, adularia and pyrite.

  Ore mineralogy of argentite-electrum-gold-or silver sulphosalts with minor base metal sulphide such as galena- sphalerite-chalcopyrite.

  Common banded and brecciated textures to the veins.

  Typically minor hydrothermal alteration restricted to metres or, at most, tens of metres beyond the vein walls.

  Commonly simple mineralogies that lend themselves well to simple extraction metallurgies, typically by cyanide and less commonly by flotation.

Low-sulphidation deposits are formed by the circulation of hydrothermal solutions that are near neutral in pH, resulting in very little acidic alteration to the host rock units. The characteristic alteration assemblages include illite, sericite and adularia that are typically hosted by either the veins themselves or in the vein wall rocks. The hydrothermal fluid can either travel along discrete fractures where it may create vein deposits or it can travel through permeable lithology, such as a poorly welded ignimbrite flow, where it may deposit its load of precious metals in a disseminated deposit. In general terms, this style of mineralization is found at some distance from the heat source. Figure 8.2 illustrates the spatial distribution of the alteration and veining found in a hypothetical low-sulphidation hydrothermal system.

Figure 8.1
Metallogenetic Gold-Silver Belt in the Sierra Madre Occidental

Figure 8.2
Alteration and Mineral Distributions within a Low-Sulphidation Epithermal Vein System

9.0         EXPLORATION

9.1         2012 EXPLORATION PROGRAM

Upon acquisition of the Guadalupe y Calvo Project in July, 2012, Endeavour Silver commenced a detailed assessment of the resources and exploration targets in order to develop a plan for long term exploration and development.

Endeavour Silver spent a total of US $43,701 on exploration activities on the Guadalupe y Calvo Project up to end of November, 2012, as detailed in Table 9.1. The 2012 exploration program mainly involved compiling and reviewing data, prospecting, field mapping, sampling of exploration target areas and identifying drill targets.

Table 9.1
Summary of the 2012 Expenditures for the Guadalupe y Calvo Project Exploration Program (through November, 2012)

Description	Pesos	US $
Assays	32,985	2,502
Consultants	101,164	7,674
Field	32,293	2,450
Housing	0	0
Food	8,851	671
Office Supplies and Equipment	0	0
Geology and Engineering Personnel	172,361	13,075
Taxes	0	0
Roads and Drill Pads	0	0
Salaries	82,433	6,253
Travel and Lodging	79,531	6,033
Vehicles	0	0
Gas	8,668	658
Repair and Maintenance	1,580	120
Non-Deductible	56,232	4,266
Total	576,097	43,701

Table provided by Endeavour Silver.

9.1.1         Surface Geological Mapping

In August, 2012, surface geological mapping of the El Nopal target area located in the northwest part of the San Luis concession, commenced (Figure. 9.1) .

General reconnaisance of the area showed moderate stockwork with veinlets of quartz (crystalline and minor green coloured quartz), and moderate oxidation. On a hill called Cerro Grande, some argillized and oxidized (weak to moderate) zones were observed.

Locally, hydrothermal breccias with silicification of quartz (white and crystalline), and moderate veinlets of quartz (white and milky) with moderate to strong oxidation were observed hosted in quartz monzonite and diorite. Both intrusive rocks showed strong silicification and moderate to strong oxidation. Some evidence of shallow holes drilled to test on and below the hydrothermal breccias was found.

Figure 9.1
Simplified Geology Map Showing Location of the El Nopal Target in the Northeast Area of the Project

In October, more detailed mapping and sampling commenced on Las Truchas hill in the El Nopal target area. Las Truchas hill is underlain by a package of tuffs (lithic and/or crystalline), which were affected by an intrusive of quartz monzonite composition. Also present is weakly developed hydrothermal breccia with angular fragments of cockade and crustiform texture.

A tectonic breccia structure (Figure 9.2) was also observed, with weak hydrothermal brecciation containing fragments of white quartz, rhyolite, quartz monzonite and minor porphyritic andesite, with phenocrysts of plagioclase and epidote, in a hematized matrix. Strong silicification occurs on boundary of the rhyolite and quartz monzonite.

To the northwest of Las Truchas hill, a quartz vein, hosted in quartz monzonite and trending 310º/80ºSW, was mapped (Figure 9.3) .

Figure 9.2
Photograph showing Brecciated Structures in the Las Truchas Hill Area

Figure 9.3
Photograph showing the Las Truchas Hill Vein Structure

9.1.2         Surface Sampling

At the time of writing of this report, more than 100 rock chip samples and 40 soil samples had been collected and sent for analysis to ALS laboratories. Assays received from the rock chip samples are provided in Table 9.2.

Table 9.2
Assays for Initial Rock Chip Samples Collected in the El Nopal Area

Sample ID	Length (m)	Au (ppm)	Ag (ppm)
GCR-001	2.0	<0.005	<0.2
GCR-002	3.0	0.007	0.8
GCR-003	4.0	<0.005	0.5
GCR-004	5.0	0.084	3.7
GCR-005	0.8	0.192	2.9
GCR-006	3.0	0.026	0.4
GCR-007	3.0	0.093	0.6
GCR-008	3.0	0.237	8.2
GCR-009	3.0	0.091	2.3
GCR-010	3.0	0.342	1.8
GCR-011	3.0	0.057	2.5
GCR-012	3.0	0.017	3.5
GCR-013	3.0	0.504	12.2
GCR-014	3.0	0.085	3

Table provided by Endeavour Silver

Since Endeavour Silver’s exploration programs have only just begun, no significant results are available as yet.

10.0       DRILLING

10.1       GENERAL PROTOCOLS

All but five of the holes drilled on the Guadalupe y Calvo Project were diamond drill holes completed by a variety of contractors. The drilling method involved recovering core samples from the core barrel, and placing the recovered core in standard plastic boxes made for the relevant size. Both HQ (63.5 mm diameter) and NQ (47.6 mm diameter) core were drilled, depending on conditions. These are considered standard practices.

Drill holes were typically drilled from the hanging wall, perpendicular to and passing through the target structure, into the footwall. No drilling was designed for intercept angles of less than about 35° to the target, and most are between 45° and 90°.

During drilling, or at the end of each drill hole (depending on ground conditions), a down-hole measurement was made for the azimuth and bearing of the drill hole. Survey readings were generally taken at 50 m intervals down the hole, using a Flex-it survey tool. The azimuth was corrected for magnetic declination and drift, and then the corrected data were entered as part of the digital drill database.

The drill collars were surveyed by a professional surveyor, using either a total station survey instrument or a high-precision GPS. The surveyed collars were checked later for correlation with the digital topographic map. The collars were found to match the topography within 2 metres (which is the approximate precision of the topographic map).

10.2       DRILLING PROGRAMS

A summary of the drilling completed on the Guadalupe y Calvo Project is provided in Table 10.1. (Note: Ddh = Diamond drill hole; Rc = Reverse circulation percussion hole)

Table 10.1
Summary of Drilling Completed on the Guadalupe y Calvo Project

Company Name	Year(s)	Type	Area	No. of Holes	Metres
Mexgold DDH	2003-2004	Ddh	Rosario-Nankin	32	9,166.35
Mexgold RC	2003-2004	Rc	Rosario-Nankin	5	672.00
Gammon Gold	2008	Ddh	Rosario-Nankin	147	41,883.00
Gammon Gold	2010	Ddh	Las Truchas-Nopales	5	1,553.85
Gammon Gold	2010-2011	Ddh	Rosario-Nankin	47	25,576.70
Endeavour Silver	2012			-	-
			Total	236	78,850.90

The layout of the drill holes is shown in Figure 10.1. The details regarding collars, azimuth and inclination of the holes are given in Appendix 1.

Figure 10.1
Guadalupe y Calvo Drill Hole Layout Plan

Endeavour Silver has not conducted any exploration drilling programs since acquiring the Guadalupe y Calvo Project in July, 2012.

10.3       DRILL RESULTS

The drilling up to 2008 confirmed the configuration of the major mineralized veins as shown previously in Figure 7.5, and the continuity of the mineralization to well below the historical stopes (i.e. beneath the No. 6 level). The drilling in 2010 focused on the Northwest Rosario Extension and the results indicate that the vein system is wide and that high grades are present.

Highlights of drilling on the northwest extension of the Rosario Vein at the Guadalupe y Calvo Project are summarized in Table 10.2. Drilling highlights included:

•    Hole GC-185, 1.1 metres grading 62.37 g/t gold and 56 g/t silver.
•    Hole GC-203, 5.0 metres grading 8.96 g/t gold and 587 g/t silver.
•    Hole GC-207, 2.0 metres grading 8.64 g/t gold and 656 g/t silver.
•    Hole GC-215, 1.1 metres grading 19.21 g/t gold and 73 g/t silver.

Table 10.2
Summary of Drill Results 2010 -2011

GC-0183	207.9	208.4	1.0	0.90	99	8.70	Rosario NW EXT
GC-0183	213.4	215.4	2.0	6.18	14	6.43	Rosario NW EXT
GC-0185	386.6	395.8	9.2	7.67	28	8.18	Rosario NW EXT
Including	386.6	387.7	1.1	62.37	56	63.39	Rosario NW EXT
GC-0188	709.0	717.2	8.2	3.97	73	5.77	Rosario NW EXT
Including	410.2	711.6	1.4	24.04	307	29.63	Rosario NW EXT
GC-0188	742.0	743.0	1.0	2.69	16	2.98	Rosario NW EXT
GC-0192	274.3	275.5	1.4	1.95	19	2.29	Rosario NW EXT
GC-0196	546.0	547.0	1.0	2.79	3	2.85	Rosario NW EXT
GC-0197	290.0	294.0	4.0	15.90	1,225	38.18	Rosario SE
GC-0197	298.7	299.7	1.0	3.11	428	10.89	Rosario SE
GC-0197	305.7	306.7	1.0	1.38	174	4.54	Rosario SE
GC-0201	716.5	717.5	1.0	1.49	38	2.18	Rosario NW EXT
GC-0202	510.8	511.4	0.6	3.76	13	4.00	Rosario NW EXT
GC-0203	553.0	558.0	5.0	8.96	587	19.63	Rosario NW EXT
GC-0203	577.8	579.4	1.6	1.08	188	4.50	Rosario NW EXT
Including	585.9	587.3	1.4	1.23	105	3.14	Rosario NW EXT
GC-0204	607.4	608.4	1.0	1.84	136	4.31	Rosario NW EXT
GC-0207	521.8	523.8	2.0	2.58	205	6.31	Rosario NW EXT
GC-0207	527.8	529.8	2.0	8.64	656	20.56	Rosario NW EXT
GC-0208	533.3	536.3	3.0	4.06	274	9.04	Rosario NW EXT
GC-0209	592.7	593.2	0.5	2.06	78	3.47	Rosario NW EXT
GC-0213	300.6	301.2	0.5	5.56	66	6.76	Rosario NW EXT
GC-0213	307.25	309.25	2	3.74	21	4.12	Rosario NW EXT
GC-0215	383.6	391.7	8.1	2.75	23	3.17	Rosario NW EXT
Including	389.6	390.7	1.1	19.21	73	20.53	Rosario NW EXT
GC-0215	549.3	550.3	1	2.60	1	2.62	Rosario NW EXT

Table provided by Endeavour Silver. Gold equivalent is based on a ratio of 50:1.
The lengths given in Table 10.2 are intercepts down-hole and do not equate to true widths.

Assay results for all drill holes on the Guadalupe Project are presented in Appendix 2, at a cut-off grade of 100 g/t Ag equivalent.

Micon has not identified any drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

11.0       SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1       SAMPLING METHOD AND APPROACH

Diamond drill core from Gammon Gold’s drilling programs was delivered to the core logging facility by the drilling company at the end of each shift. Gammon Gold staff then washed and photographed the core using a digital camera. The digital files form part of the project database. Next, the core was measured to enable the recovery and rock quality designation to be calculated.

The core was logged by staff geologists who also marked altered and mineralized sections for sampling. Typical sample lengths were 2 to 3 m for rock which appeared only altered and was being checked for possible anomalies. Samples of 0.5 to 1.5 m were generally selected for vein mineralization that had textures and mineralogy of potential economic interest. The length for each sample was selected to characterize specific natural textural or compositional breaks in the drilled intercept. Many of the mineralized samples are 1.0 m in length.

After logging, the core was moved to the sampling area. The core was cut in half using either a diamond saw when the rock was fairly intact, or a hydraulic core splitter, when the rock was too fractured or loose to make sawing representative. Half of the split core was placed onto a metal tray which was also used to collect the sample fines representing that half of the core. The other half of the core was retained for future reference. The samples were then placed into thick labelled plastic bags, along with a sample tag, and sealed using a plastic locking device that could only be opened using a knife. The samples were then placed in large sacks that could accommodate 5 to 8 samples, and sealed with a plastic tie.

The samples were picked up by the laboratory at the camp site on a weekly basis. The commercial laboratory was responsible for transport and security of the samples from the site to the laboratory, and for the subsequent analyses.

11.2       SAMPLE PREPARATION AND ANALYSIS

Three recognized laboratories have been used over the history of the Guadalupe y Calvo Project. Inspectorate Laboratories in Durango, Mexico, analyzed the samples from the first 37 holes drilled in 2003 and 2004. Each sample was assayed for gold and silver by fire assay with gravimetric finish, which had minimum detection limits of 0.034 g/t Au and 3.4 g/t Ag.

ALS-Chemex Laboratories was used to analyze the samples from drill holes GC-38 to GC-182, drilled in 2008. ALS-Chemex is certified to ISO 9002 and ISO 9001:2000 standards, is independent of Endeavour Silver, and headquartered in Vancouver, Canada. Guadalupe y Calvo samples were assayed at the ALS-Chemex laboratory in Hermosillo. The ALS-Chemex procedure consisted of drying and crushing the entire sample to minus 2.5 mm. A 250 gram split was pulverized to 85% passing 75 microns. A 30 gram split of the pulp was then analyzed for gold and silver by fire assay with a gravimetric finish, which had minimum detection limits of 0.05 g/t Au and 5 g/t Ag.

SGS Laboratories in Durango, Mexico was used to analyze the samples from drill holes GC-183 to GC-189, drilled in 2010 and for duplicate pulp samples from the 2008 drilling, originally assayed by ALS-Chemex. SGS’s procedure consisted of drying and crushing the entire sample to minus 2 mm and then splitting a 250 gram sub-sample which was pulverized to 85% passing 75 microns. A 30-gram sub-sample was split for gold analysis using fire assay with an atomic absorption finish, which has a minimum detection limit of 0.010 g/t Au. Samples which returned assays higher than 10 g/t Au were re-assayed from the pulp, using fire assay with a gravimetric finish. For silver, samples were analyzed using a four-acid digestion followed by induction coupled plasma (ICP) analysis, with a minimum detection limit of 2 g/t Ag. Samples which returned ICP analyses greater than 10 g/t Ag were reanalyzed by fire assay with gravimetric finish of a 30 g split of the original pulp. This method has a minimum detection limit of 3 g/t Ag.

SGS is ISO 17025 accredited and is independent of Endeavour Silver.

11.3       QUALITY CONTROL/QUALITY ASSURANCE (QA/QC) PROGRAM

Upon taking over the Project in 2003, Gammon Gold instituted a QA/QC program consisting of certified standards, blanks, field duplicates (crushed reject material) and pulp duplicates sent to a second check laboratory. The Gammon Gold QA/QC manual calls for the insertion of certified standards at a rate of 1:33 (3%), blanks at a rate of 1:50 (2%) and field duplicates at a rate of 1:50 (2%). In addition, 2% (1:50) of the pulps prepared by the primary laboratory (ALS Chemex) were to be sent to a second laboratory for checking.

A total 827 samples were collected during Gammon Gold’s surface drilling programs. A summary of the number of control samples is contained in Table 11.1.

Table 11.1
Summary of QA/QC Sample Rates 2003 to 2010

Sample Type	No. of Samples	Rate (%)	Ratio
Certified Standards	247	1.60	1:63
Blanks	346	2.24	1:45
Field Duplicates	234	1.51	1:66
Pulp Duplicates	54	0.35	1.29
Total	827	5.34	1:19

Table provided by Endeavour Silver.

The frequency of QA/QC sampling falls short of the target frequencies set out in the QA/QC manual and is lower than industry standard.

For future work, it is recommended that, in each lot of 20 samples, there be 1 blank, 1 certified standard and 1 field duplicate. The pulp duplicates sent to a second laboratory should account for at least 5% of the assay database and should contain standard reference material at the same rate as used for the primary laboratory.

11.4       ANALYSIS OF QA/QC RESULTS

Over the course of Gammon Gold’s exploration drilling programs at Guadalupe y Calvo, a number of certified standards (Table 11.2) were employed. These included two standards generated by Rock Labs Ltd., and four from Ore Research & Exploration Pty. Ltd.

Table 11.2
Summary of Certified Standards used during the Guadalupe y Calvo Project Surface Drilling Programs

Certified Standard	Laboratory	Statistics	Accepted Value
			Gold (g/t)	Silver (g/t)
SI15	Rock Labs	Mean	1.805	19.68
		Std. Dev.	0.067	1.02
SQ44	Rock Labs	Mean	39.76	121.8
		Std. Dev.	0.67	4.97
OREAS_4Pb	Ore Research & Exploration Pty Ltd	Mean	0.049
		Std. Dev.	0.0024
OREAS_15Pa	Ore Research & Exploration Pty Ltd	Mean	1.02
		Std. Dev.	0.03
OREAS_53Pb	Ore Research & Exploration Pty Ltd	Mean	0.623
		Std. Dev.	0.021
OREAS_54Pa	Ore Research & Exploration Pty Ltd	Mean	2.90
		Std. Dev.	0.11

Summary tables and control charts for the certified standards from Gammon Gold’s QA/QC program were generated by Micon.

For graphical analysis, results for the standards were scrutinized relative to the mean or control limits, as follows:

Upper Limit	:	Plus three standard deviations from the mean.
Control Limit	:	Accepted value (mean) of the certified standard.
Lower Limit	:	Minus three standard deviations from the mean.

11.4.1       Certified Standards

Certified standards were used to monitor the accuracy of the laboratory. The results, measured against the control limits, are summarized in Tables 11.3 to 11.8.

Table 11.3
Certified Standard S115 Summary Statistics

Pass/Fail Summary
SI15	Au (number of samples)		Ag (number of samples)		Tolerance
FAIL	6	7%	40	44%	>3 Std Dev
Soft Pass	9	10%	14	16%	2 to 3 Std Dev
Pass	75	83%	36	40%	<2 Std Dev
Total	90	100%	90	100%
n/a	4		4

Table 11.4
Certified Standard SQ44 Summary Statistics

Pass/Fail Summary
SQ44	Au (number of samples)		Ag (number of samples)		Tolerance
FAIL	8	6%	11	8%	>3 Std Dev
Soft Pass	12	9%	17	13%	2 to 3 Std Dev
Pass	116	85%	108	79%	< Std Dev
Total	136	100%	136	100%
n/a	9		9

Table 11.5
Certified Standard Oreas Series Summary Statistics

Pass/Fail Summary
Standard	FAIL	Soft Pass	Pass	n/a	Total
OREAS_4Pb	1	-	1	-	2
OREAS_15Pa	-	1	2	-	3
OREAS_53Pb	-	-	-	1	1
OREAS_54a	-	-	2	-	2
Total	1	1	5	1	8

Tables 11.3 through 11.5 demonstrate that the failure rate of the all certified standards used for gold is not more than 10% and is not sufficient to have a material impact on the overall accuracy of the assay database.

The silver results for certified standard SSQ 44 are satisfactory but those for certified standard S115 show a 40% failure. Analysis of the relevant control chart (Figure 11.1) appears to suggest that the failure may be due to a problem with the standard. Despite the wide spread in assays, there is also a slight overall high bias, which is not significant. The overall failure rate for S115 and SQ44 combined, at about 20%, is considered not sufficiently serious to have a major impact on the validity of the assay database.

Figure 11.1
Certified Standard S115 Ag Control Chart

11.4.2       Blank Samples

Blank samples were inserted to monitor possible contamination during the preparation process and analysis of the samples in the laboratory. The pass/fail tolerances are shown in Table 11.6.

Table 11.6
Guadalupe y Calvo Blank sample Pass/Fail Criteria

Pass/Fail Tolerances
Blanks	Au_GRA21 (g/t)	Ag_GRA21 (g/t)	Ag_ICP41 (g/t)
FAIL	>0.15 g/t	>7.5 g/t	>0.3 g/t
Soft Pass	>0.05 and <=0.15	>5 and <=7.5	>0.2 and >=0.3
Pass	<=0.05 g/t	<=5 g/t	<=0.2 g/t

The blank sample results are shown on control charts Figures 11.2 and 11.3.

Figure 11.2
Guadalupe y Calvo Blank Au Control Chart

Figure 11.3
Guadalupe y Calvo Blank Ag Control Chart

There is a cluster of 23 anomalously high Au results towards the end of the program. The grade of these samples is very similar to the mean grade of Ore Research Standard OREAS 15Pa and may indicate entry errors in the naming of these samples in the database. This situation needs to be followed up and rectified.

11.4.3       Field Duplicates

Gammon Gold collected and analyzed 227 field duplicates consisting of crushed reject material. Field duplicate samples were used to monitor potential mixing up of samples or variability of the data as a result of laboratory error or lack of homogeneity of the samples.

The results (Tables 11.7 and 11.8) show a poor correlation between the original analyses and the duplicate; this is attributed to a high nugget effect. The low correlation coefficient of the Ag-ICP duplicates (Table 11.9) was due to 3 “mismatched” pairs of analyses. When these pairs are excluded, the correlation coefficient improves to 0.97. Sample pairs which differ greatly are often due to data entry error and should be examined to determine the cause of the differences.

Table 11.7
Guadalupe y Calvo Field Duplicates Summary Statistics for Au

Au_GRA21 (g/t)	Orig.	Dup.	Diff.	Pair Mean	Rel. Diff.
Mean	0.082	0.131	-0.049	0.106	-45.9%
Max	7.41	11.5	0.255	9.455	167.2%
Median	0.025	0.025	0	0.025	0.0%
Min	0.025	0.025	-4.91	0.025	-194.5%
Std. Dev	0.49	0.84
Number	227	227	227	227	227
Correlation	0.9101

Table 11.8
Guadalupe y Calvo Field Duplicates Summary Statistics for Ag

Ag_GRA21 (g/t)	Orig.	Dup.	Diff.	Pair Mean	Rel. Diff.
Mean	7.1	9.1	-2.0	8.1	-24.8%
Max	604	887	30	745.5	163.6%
Median	2.5	2.5	0	2.5	0.0%
Min	2.5	2.5	-283	2.5	-185.9%
Std. Dev	40.4	60.1
Number	227	227	227	227	227
Correlation	0.9734

Table 11.9
Guadalupe y Calvo Field Duplicates Summary Statistics for Ag ICP

Ag_ICP41 (g/t)	Orig.	Dup.	Diff.	Pair Mean	Rel. Diff.
Mean	5.5	6.1	-0.6	5.8	-10.0%
Max	100	100	51.2	100	177.2%
Median	1.9	2	0	2.05	0%
Min	0.1	0.2	-92.3	0.2	-171.4%
Std. Dev	13.6	17.0
Number	73	73	73	73	73
Correlation	0.6597

It is clear that, on average, the duplicate assays were higher than the originals, typically by a significant margin. It is recommended that, for future duplicate analyses programs, sample pulps from the original analyses should be used, rather than crushed sample rejects.

11.4.4       Pulp Duplicates

As a check of potential bias at the primary laboratory, 54 duplicate pulps, prepared by ALS Chemex were sent to SGS for analysis. A comparison of the results shows a close correlation between the original assay and the pulp duplicate assay. The correlation coefficients were 0.98 and 0.99 for gold and silver, respectively, as shown in Table 11.10.

Table 11.10
Guadalupe y Calvo Pulp Duplicate Statistics

	SGS Duplicate		Chemex Original		Au			Ag
	Au (g/t)	Ag (g/t)	Au (g/t)	Ag (g/t)	Diff.	Pair Mean	Diff. Mean	Diff.	Pair Mean	Diff. Mean
Mean	0.55	31.87	0.50	31.91	-0.04	0.53	-4.6%	0.04	31.89	-1.2%
Max	4.89	297	4.15	291	0.27	4.24	133%	38.0	294	181%
Q3	0.52	33.25	0.50	38	0.05	0.46	16.5%	1.0	35.25	2.7%
Median	0.11	12	0.13	10	0.00	0.13	0.0%	0.0	10.75	0.0%
Q1	0.03	2	0.02	2	-0.03	0.03	-22.2%	-2.75	2.75	-6.1%
Min	0.02	2	0.02	2	-1.31	0.02	-106%	-14.00	2.00	-150%
Std. Dev.	1.10	54.02	0.93	52.36	0.27	1.01	46.1%	6.93	53.09	43.2%
Number	54	54	54	54	54	54	54	54	54	54
Correlation					0.9804			0.9920

11.5       DENSITY SAMPLING

Fifty representative samples were selected for density measurements from unmineralized andesite, unmineralized quartz monzonite and quartz veins. Two measurements of quartz vein were judged spurious and not used. The core samples were cut, weighed and their volume measured by immersion in a large diameter graduated cylinder. With the weight and volume known, the density can be calculated. The results, summarized in Table 11.11, are normal densities for these rock types.

Table 11.11
Summary of Density Measurements

Rock Type	No. of Samples	Minimum	Maximum	Average
Andesite host-rock	9	2.48	3.55	2.80
Quartz Monzonite	6	2.60	3.18	2.70
Quartz Vein Mineralization	33	2.40	2.86	2.55
Total	48

11.6       OVERALL MICON COMMENTS

The target frequencies of the insertion of control samples as set out in the Gammon Gold’s QA/QC manual are lower than industry standard and even those levels have not been met in practice. Micon recommends that Endeavour Silver implements more stringent QA/QC measures.

Notwithstanding the weakness in the QA/QC program, the performance of the laboratory on the control samples submitted is considered overall to be satisfactory enough to make the assays fairly representative of the mineralization at the Guadalupe y Calvo Project.

12.0       DATA VERIFICATION

Micon verified the data used in this Technical Report by conducting two site visits to the Guadalupe y Calvo Project area, reviewing the results of QA/QC samples and validating the various components of the resource database. No independent sampling was conducted by Micon. Micon considers historical production records to be the most reliable data confirming the mineralization contained in the deposits being explored. The production history for the Guadalupe y Calvo property is described in Section 6 of this report.

12.1       SITE VISITS

12.1.1       2010 Site Visit

The first site visit by Micon was conducted from 17 to 18 August, 2010, by Thomas Stubens, P.Eng, a geologist and Jenifer Hill, R.P.Bio., an environmental consultant, at the request Gammon Gold’s subsidiary AuRico Gold, about a year before Endeavour Silver became involved with the property. The site visit coincided with Gammon Gold’s 2010/2011 drilling campaign. During the site visit, the following tasks were undertaken:

  Inspection of surface facilities (see Figure 12.1).
  Confirmation of some randomly selected drill collar locations .
  Inspection of core storage, logging and sampling facilities (Figures 12.2 and 12.3).
  Inspection of geological outcrops, trenches, claim posts and grid lines.
  Checking of drill core recoveries.
  Visual verification of mineralization in drill cores and outcrops .

Figure 12.1
Aerial View of the Project Area, Including Old Smelter (Looking East)

Figure 12.2
Core Logging Area with Drill Cores Displayed for Inspection by Micon

Figure 12.3
On-Site Pulp and RC Chip Storage

12.1.2       2012 Site Visit

The second site visit was conducted by Charley Murahwi, P.Geo., on 8 October, 2012, at the request of Endeavour Silver. In addition to the tasks described above, Mr. Murahwi focused on the inspection of drill core intercepts of the mineralized bodies to ensure that visible mineralization was reflected in high-grade assays, detailed inspection of underground workings, review of the quality of underground channel samples, and checking underground survey reference points. Figures 12.4 to 12.7 are photographs taken during these verification exercises.

Figure 12.4
Outcrop of the Rosario Vein

Figure 12.5
Drill Hole Intercept with Visible Argentite

Figure 12.6
Level 5 Adit of the Underground Workings

Figure 12.7
Underground Channel Sample

12.2       QA/QC REVIEW

Micon reviewed the QA/QC protocols and examined the results of control samples over three different phases of drilling conducted by Gammon Gold. Endeavour Silver has yet to conduct any drilling on the Project.

12.2.1       Protocols

Gammon Gold took steps towards enacting a QA/QC program that was described in an in-house sampling and QA/QC manual. However, the target frequencies set out in the QA/QC manual are lower than industry standard and even those levels were not been met in practice. For future sampling programs, the following is recommended:

1.	In each lot of 20 core samples, 1 blank, 1 certified standard and 1 field duplicate should be added.

2.	Pulp duplicates sent to a second laboratory should amount to at least 5% of the database and should contain standard reference material at the same rate as used for the primary laboratory.

3.	Procedures should be put in place to monitor the results of the QA/QC program and react to the results in a timely manner.

12.2.2       Comment on QA/QC Results

The number of failed standards and blanks was reasonably low and is considered not to have a major impact on grade estimations. Thus, despite the shortfalls in the protocols, the performance of the laboratories on the various control samples was overall satisfactory. The laboratories used for the majority of the samples are accredited and reputable.

12.2.3       Comparison of Assays

The assay results from three different campaigns of drilling (2003-2004, 2008-2009 and 2010 to 2011) are comparable.

12.3       DATABASE VALIDATION PROTOCOLS

Micon reviewed the database compilation process and established the following:

•

The drill logs were recorded as paper logs, which were later scanned. The drill logs were entered into an Excel spreadsheet on a daily basis, and these logs were checked on a weekly basis by the project manager. Four spreadsheets were used to record the data:

1)	Collar information.
2)	Survey information (down the hole).
3)	Geology.
4)	Assay.

•

The assay data were received from the laboratory as *.csv files, a format suitable for import into most statistical software and commercial Excel software. The assay data were then copied digitally from the lab’s *.csv file to a master assay file in Excel format. Subsequently, 20% of the drill hole assays in the Excel file were checked visually against the signed hard copies of the laboratory assay certificates to check for entry errors.

•

Prior to importing the drill hole database into Vulcan to begin geological modelling and resource estimation, all components of the database, including co-ordinates, azimuths, down-hole surveys and dips, were checked exhaustively for logic errors and data entry errors.

Micon verified the various components of the resource database used in this Technical Report by:

•	Checking for any non-conforming assay information, such as duplicate and missing sample numbers.

•	Verifying collar elevations against survey information for each drill hole.

•	Verifying collar coordinates against survey information for each drill hole.

•	Verifying the dip and azimuth against survey information for each hole.

•	Comparing the assay data interval against the original assay certificate for drill hole/channel samples.

•	Verifying survey information for the locations of underground channel samples used in resource estimation.

Fourteen drill holes were discarded from the resource database due to inconsistences in collar co-ordinates, down-hole survey and “not sampled” intervals.

Based on the data verification performed, Micon is satisfied that the database was generated in a credible manner and that it is fairly representative of the mineralization encountered at the Guadalupe y Calvo Project and, therefore, suitable to support mineral resource estimation.

13.0       MINERAL PROCESSING AND METALLURGICAL TESTING

13.1       HISTORIC PROCESSING AND METALLURGY

Historically, during the late 1800s and early 1900s, ore from the Guadalupe y Calvo district was processed using mercury agglomeration and the patio process. The patio process was a primitive process in which ore was ground in open patios and water, salt, roasted copper and iron sulphides were added. Later, mercury was added to extract the silver.

In the 1920s, Western Mexican Mines Ltd. installed a cyanide treatment plant with a capacity of 50 tonnes of ore per day and reported gold recoveries of about 90%.

A 1938 balance statement, when Western Mexican Mines Ltd. was mainly mining ore from the Nankin structure, stated an average annual gold recovery of 92%, with 75% recovery of silver.

13.2       RECENT METALLURGICAL TEST WORK

13.2.1       Cyanide Bottle Roll Leach Tests

In 1998, V-Fund commissioned Kappes, Cassiday & Associates (KCA) to perform 96-hour, bottle roll cyanide leach tests on four composites derived from surface channel chip samples selected by the client. The 0.5 kg samples used for the bottle roll tests were ground to 80% passing 75 microns. The results of the cyanide bottle roll leach tests are summarized in Table 13.1.

Table 13.1
Summary of KCA Cyanide Bottle Roll Leach Tests

KCA Test No.	Guadalupe y Calvo Trench Composite #	Au Average Assay Head (g/t)	Ag Average Assay Head (g/t)	Au Calculated Head (g/t)	Ag Calculated Head (g/t)	Recovered Au (%)	Recovered Ag (%)	Grind size (mm)	NaCN Consumed (kg/t)	Ca(OH)2 Added (kg/t)
26516 A	T-2	1.82	95.5	1.87	100.6	97.3	94.5	0.075	1.15	2.50
26516 B	T-3	3.57	147.5	3.89	152.6	96.4	93.3	0.075	0.77	2.00
26517 A	T-4	2.81	158.5	2.88	162.3	96.5	88.4	0.075	1.14	2.00
26517 B	T-5	2.61	122.9	2.65	130.1	95.5	90.5	0.075	1.73	2.00

Data provided by Endeavour Silver

13.2.2       Column Leach Tests

In 2008, Gammon Gold employed Mountain States R&D (MSRDI) to undertake column leach tests using crushed mineralized samples from the Guadalupe y Calvo property. The test composites were selected from various drill core samples, according to head grade values and mineralization types. There were six composites generated, from which four were chosen for the column leach tests. Each column composite comprised about 45 kg of material and was leached at two crush sizes: minus ½ inch (12.5 mm) and minus ¼ inch (6.3 mm). A description of the six mineralized composites is provided in Table 13.2.

Table 13.2
Guadalupe y Calvo Column Charges - Ore Composite Types and Assays

Samples	Ore Type	Composite Samples	Head Assays (g/t)		Comments
			Au	Ag
Composite 1	Oxide	GTRS 74	1.74	55.8	Columns 1 and 2
Composite 2	Oxide	GTRS 40 - 46	1.18	35.0	Columns 3 and 4
Composite 3	Oxide	GTRS 5 and 6	6.04	99.1	Columns 5 and 6
Composite 4	Oxide	GTRS 241 and 242	1.73	1.2	Not used
Composite 5	Oxide	GTRS 243- 246	0.62	48.6	Columns 7 and 8
Composite 6	Sulphide	GC 68, 77, 168, 171, 175, 181	0.91	98.0	Not used

Data provided by Endeavour Silver.

Each of the eight 150 mm diameter by 2 m high column leach tests had an activated carbon trap circuit to recover the gold and silver. Continuous pumping at a rate of 0.183 L/min/m2 was scheduled for a 90-day period. Samples were taken at regular intervals during the test period. The test conditions were designed to simulate a continuous heap leaching and gold stripping operation. The leaching solution was adjusted to pH 11.5 and the sodium cyanide concentration maintained at of 0.75 kg/t of solution. Figure 13.1 shows the leach column setup.

The leaching results indicated that initial extraction proceeded rapidly through the first thirty days, after which the rate tended to diminish. Extraction curves indicated that recovery of the values was continuing, albeit at a much reduced rate, at the time of termination of the leach (92 days).

In addition to the column leach tests, the six composites were each subjected to three bottle roll leach tests. The bottle roll test sample particle sizes for the three comparative tests per composite were minus ½ inch (12.5 mm), minus ¼ inch (6.3 mm) and minus 100 mesh. The bottle roll leach tests used a NaCN leach solution concentration of 0.75 kg/t. The minus 100 mesh samples were leached for 96 hours and the two coarse samples for thirty days. Table 13.3 compares the gold and silver extraction for the bottle roll tests with the column leach test results at 30 days and at 90 days.

Figure 13.1
Column Leach Test Setup Showing Pumps, Carbon Traps and Reservoirs

Table 13.3
Comparison of Recoveries between Bottle Leach and Column Leach

Column Number	Feed Sample	Gold Recovery (%)			Silver Recovery (%)
		Bottle Roll Leach	Column Leach		Bottle Roll Leach	Column Leach
		30 Days	30 Days	90 Days	30 Days	30 Days	90 Days
Column 1	Composite 1-1/2”	38.3	33.8	43.0	27.2	27.5	38.1
Column 2	Composite 1-1/4”	67.1	48.6	59.5	49.7	36.0	50.3
Column 3	Composite 2-1/2”	36.1	28.1	34.1	31.0	33.4	41.6
Column 4	Composite 2-1/4”	62.9	42.9	54.9	40.6	31.8	47.4
Column 5	Composite 3-1/2”	43.8	36.1	45.4	29.8	17.1	28.5
Column 6	Composite 3-1/4”	63.0	54.5	65.1	38.5	31.8	47.9
Column 7	Composite 5-1/2”	33.2	41.1	50.6	34.3	34.8	47.2
Column 8	Composite 5-1/4”	62.3	45.2	60.4	46.7	35.5	53.9

Data provided by Endeavour Silver.

For the minus 12.5 mm samples, the average 30-day bottle roll and column leach gold recoveries were 37.9% and 34.8%, respectively. The average 90-day column test gold recovery was 43.3% . The average 30-day bottle roll and column leach silver recoveries were 30.6% and 28.2%, respectively. The average 90-day column test silver recovery was 38.9% .

For the minus 6.3 mm samples, the average 30-day bottle roll and column leach gold recoveries were 63.8% and 47.8%, respectively. The average 90-day column test gold recovery was 60.0% . The average 30-day bottle roll and column leach silver recoveries were 43.9% and 33.8%, respectively. The average 90-day column test silver recovery was 49.9% .

Table 13.4 shows the total reagents used for the eight column leach tests.

Table 13.4
Column Leach Tests Reagent Consumption

Column Number	Reagents (kg/t)
	Ca(OH)2 Added	NaCN Consumed
Column 1	1.65	1.71
Column 2	1.50	1.91
Column 3	1.57	2.17
Column 4	2.18	2.15
Column 5	1.55	1.83
Column 6	1.80	1.82
Column 7	2.95	2.04
Column 8	3.00	2.43

Data provided by Endeavour Silver.

A summary of the available minus 100 mesh bottle roll test results is presented in Table 13.5.

Table 13.5
Summary of Minus 100 Mesh Bottle Roll Leach Test Results

Parameter	Comp 1	Comp 2	Comp 3	Comp 5	Average
Gold head grade (g/t)	2.06	1.29	5.91	0.85	2.53
Silver head grade (g/t)	56.68	33.63	95.08	48.23	58.41
Gold Recovery (%)	97.6	55.3	96.8	89.5	84.8
Silver Recovery (%)	78.9	54.4	70.6	65.3	67.3

Data provided by Endeavour Silver.

Supplementary tests were undertaken on the six mineralized composite samples to determine the relative acidity of the samples as it pertained to the minus 100 mesh material. These tests showed that that deionized water at pH 7.0 added to the ground material produced a mildly acidic pH slurry that must be overcome by the addition of lime prior to the commencement of leaching. These results suggest that, for a heap leach scenario, preliminary neutralization must be considered to prepare the feed for leaching, in order to reduce cyanide consumption and maintain the pH in a suitable range for maximum extraction efficiency.

13.2.3       Flotation Tests

Preliminary flotation tests undertaken on eight samples of Guadalupe y Calvo mineralization produced average recoveries of around 80% for gold and silver, into an average 3.25% by weight concentrate. A summary of these test results is provided in Table 13.6

Table 13.6
Summary of Preliminary Flotation Test Results

Product	Area 64				Area 75				Average
	VLG	VAG	WRLG	WRAG	VLG	VAG	WRLG	WRAG
Gold Recovery %	76.0	76.5	100.0	90.6	74.7	79.8	60.7	79.2	79.7
Silver Recovery %	78.2	86.6	69.9	79.7	80.7	87.3	68.4	79.7	78.8
Gold Head ppm	0.61	1.44	0.11	0.31	0.39	2.92	0.25	0.95	0.87
Silver Head ppm	40.30	212.0	8.40	25.40	46.00	90.30	13.20	28.30	57.99

Data provided by Endeavour Silver.

13.3       CONCLUSIONS

Based on the samples tested and the preliminary tests undertaken to date, the following can be concluded:

  Initial column leach tests suggest that around 60% of the gold and 50% of the silver could be recovered using heap leaching at a ¼ inch (6.3 mm) crush. The test results suggested that there is a particle size/recovery relationship, with finer sizes resulting in higher recovery.

  At a grind of minus 100 mesh, based on a series of bottle roll tests, gold and silver recoveries of around 85% and 67%, respectively, would be expected using agitation leaching. Higher extractions maybe realized at a finer grind.

  Preliminary flotation tests resulted in gold and silver recoveries into a 3.25% by weight concentrate of around 80% for both gold and silver.

13.4       RECOMMENDATIONS

It is recommended that additional metallurgical testing be undertaken on representative samples of Guadalupe y Calvo mineralization. Based on the preliminary work discussed above, the following testwork is recommended.

  Mineralogical investigation to quantify gold and silver deportment and gangue mineralization.

  An optimization agitation leach test program to investigate the effects of grind size, leach kinetics, solution cyanide strength and pulp density.

  A program of batch flotation tests to optimize the parameters such as grind size, kinetics, reagents and flowsheet.

  Tests to determine the potential to recover gold and silver using gravity separation.

  Preliminary economic assessment of the various options in order to select the best process solution for the Project.

14.0       MINERAL RESOURCE ESTIMATES

14.1       INTRODUCTION

Mineral resource estimates have been produced and classified using the current November, 2010 CIM standards and definitions for estimating resources and reserves, as required by Canadian National Instrument 43-101.

This is the first resource estimate completed by Endeavour Silver for the Guadalupe y Calvo Project. The effective date of the resource estimate is 15 December, 2012. Micon was engaged to audit Endeavour Silver’s mineral resource estimate.

The process of mineral resource estimation includes technical information which requires subsequent calculations or estimates to derive sub-totals, totals and weighted averages. Such calculations or estimations inherently involve a degree of rounding. Where this occurs, Micon does not consider it to be material.

Micon has concluded that the resource estimate completed by Endeavour Silver, as audited by Micon, has been reasonably prepared and conforms to the current CIM standards and definitions for estimating resources and reserves. Therefore, Micon accepts Endeavour Silver’s resource estimate as the basis for the ongoing exploration program at the Guadalupe y Calvo Project. To the best of Micon’s knowledge, there are currently no known technical, legal, environmental or political considerations which would affect continued exploration and resource delineation at the Guadalupe y Calvo Project.

14.2       RESOURCE ESTIMATION METHODOLOGY

Endeavour Silver’s mineral resource estimate for the Guadalupe y Calvo Project was generated using the Vulcan geological modelling software. Three-dimensional (3-D) wireframe models were constructed for the major mineralized bodies, which are the Rosario vein and the Nankin vein. Two envelopes of the mineralization were created for each of the veins in order to differentiate between high-grade mineralization and marginal-grade mineralization.

Based on experience at its operating silver mines, Endeavour Silver used a cut-off grade of 100 g/t silver equivalent and a minimum true vein width of 1.5 m, for modelling the high-grade mineralization.

The marginal-grade mineralization envelope was modelled at a cut-off of 20 g/t silver equivalent. This mineralization formed an external grade envelope, generally surrounding the high-grade envelope.

The silver equivalent grade for both envelopes was calculated by multiplying the gold grade by 50 and adding it to the silver grade, based on metal prices of US $31/oz for silver and US $1,550/oz for gold.

14.2.1       Statistical and Spatial Analysis

A total of 231 drill holes were completed in the Rosario and Nankin veins areas, but for the resource estimation, only 217 drill holes were used. The other 14 drill holes were discarded due to inconsistencies of collars, survey or unsampled intervals. A summary of drill holes and channel samples used in the resource estimation is provided in Table 14.1.

Table 14.1
Summary of Drill Holes and Samples used in the Resource Estimation

Type	Total	Total Samples	Samples in Veins
Channel samples	425	1,071	697
Drill Holes	217	23,943	2,317
		25,014	3,014

Table provided by Endeavour Silver.

A total of 3,014 samples (core and channels) occurred in the veins of interest and only these were used for geological modelling and resource estimation. The vein sample statistics are summarized in Table 14.2.

Table 14.2
Descriptive Statistics of the Rosario and Nankin Veins

Descriptive Statistics	Silver	Gold
Count	3,014	3,014
Mean	68.068	1.475
Standard Deviation	316.57	4.670
Range	13,185	110.50
Minimum	0	0
25th Percentile (Q1)	9	0.137000
50th Percentile (Median)	23	0.290000
75th Percentile (Q3)	60	0.820000
Maximum	13,185	110.50
95.0% CI Mean	56.761 to 79.374	1.308 to 1.642
95.0% CI Sigma	308.78 to 324.77	4.555 to 4.791
Anderson-Darling Normality Test	748.59	686.96
Skewness	31.586	9.439
Kurtosis	1,190.5	141.14

Table provided by Endeavour Silver.

Endeavour Silver carried out detailed variographic analyses for silver and gold in the general direction of the strike and dip for the Rosario and Nankin veins. The variograms are presented in Appendix 3. The variography defined both small-scale and large-scale variability in the deposit.

14.2.2       Bulk Density

The Guadalupe y Calvo Project used a bulk density of 2.55 t/m3 to estimate tonnage. Although this was based on a limited number of density measurements on samples from the Project, similar deposits currently being exploited use a similar density.

14.2.3       Capping of High Grade Assays

Endeavour Silver’s basic statistical analysis for silver and gold assays indicated that the data are positively skewed and that it was necessary to limit the influence of high outlier assays. To determine appropriate capping values for each zone, cumulative frequency plots were examined and a capping threshold was selected. The capping grades used for each metal are shown in Tables 14.3 and 14.4. Separate capping levels were applied to assays for the Rosario and Nankin veins.

Table 14.3
Summary of Capping Grades used in the High -Grade Mineralized Envelope

Vein	Ag (g/t)	Au (g/t)
Rosario	1,815	28.4
Nankin	869	23.1

Table 14.4
Summary of Capping Grades used in the Marginal-Grade Mineralized Envelope

Vein	Ag (g/t)	Au (g/t)
Rosario	264	14.2
Nankin	336	15.15

Tables based on information supplied by Endeavour Silver.

14.2.4       Sample Composites

Endeavour Silver used a composite length of 1 m based on the mode of the length of the sample population. Micon agrees with this selection

14.2.5       Modifying Factors

The resource models generated by Endeavour Silver are based on vein data only. The initial models are therefore undiluted, except where the minimum true width was less than 1.5 m.

14.2.6       Block Model Description

The resource block models for the Guadalupe y Calvo deposits were constructed in rotated space to fit the general dip and strike of the Rosario vein system (154° azimuth and -45° dip) and the Nankin vein (100° azimuth and -30° dip). A block size of 5 m (northing) by 5 m (easting) was used in the plane of the vein and the length across the veins/structures (z) covered the entire vein thickness, diluted where necessary to a 1.5 m true width.

14.2.7       Grade Interpolation

Endeavour Silver used the Ordinary Kriging (OK) technique for grade interpolation. To assign grades to the blocks, a three pass approach was taken. The first pass was used to assign grades to the indicated resource blocks. The search radii used in the first pass for all mineralized structures were 30 m x 30 m x 20 m. The second pass search, with radii of 100 m x 75 m x 30 m, was used to estimate the inferred resource block grades. The third pass search, with radii of 180 m x 180 m x 50 m, was used to estimate any blocks for which grades were not interpolated in the first or second passes. The size of the search ellipsoids was based on the results of the variography.

Table 14.5 summarizes the search ellipses used in the Guadalupe y Calvo Project resource estimation.

Table 14.5
Summary of Search Ellipses used in the Guadalupe y Calvo Project Resource Estimation

Block Model	Method	Pass	Major Axis	Semi-Major Axis	Minor Axis	Minimum # of Samples	Maximum # of Samples
Rosario and Nankin	OK	1	30	30	20	3	20
		2	100	75	30	2	20
		3	180	180	50	2	20

Table provided by Endeavour Silver.

The minimum number of samples used in the grade estimation of each block was 2 or 3 and the maximum was 20. The minimum width of the wireframes constructed for mineralized structures was set at 1.5 m. The average number of composites per drill hole is shown in Table 14.6. Twenty composites were selected as a maximum to ensure that at least two holes would be used to estimate the grade of a block. In the grade estimation, the length of the composites was considered appropriate to avoid over-representation of high grades and small samples.

Table 14.6
Composites per Drill Hole

Vein	Average Composites (High-Grade)	Average Composites (Marginal-Grade)
Rosario	4	7
Nankin	3	4

Table provided by Endeavour Silver.

14.3       MINERAL RESOURCE STATEMENT

The estimated mineral resources for the Guadalupe y Calvo Project are presented in Tables 14.7 and 14.8. The resource is reported at a cut-off grade of 100 g/t silver equivalent (AgEq), which is considered appropriate to reflect the requirement that resources must have reasonable prospects for economic extraction. The marginal-grade mineralization, which was estimated at a cut-off grade of 20 g/t AgEq, has been excluded from the resource estimate.

Table 14.7
Indicated Mineral Resources for the Guadalupe Project as at 15 December, 2012

Vein	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)	Ag Eq (oz)
Rosario (R)	1,455,000	126	2.43	5,894,200	113,700	11,579,200
Nankin (N)	406,000	96	2.21	1,253,100	28,800	2,693,100

Total R+N	1,861,000	119	2.38	7,147,300	142,500	14,272,300

Table 14.8
Inferred Mineral Resources for the Guadalupe Project as at 15 December, 2012

Vein	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz)	Au (oz)	Ag Eq (oz)
Rosario (R)	76,000	67	2.88	163,700	7,000	513,700
Nankin (N)	78,000	120	1.42	300,900	3,600	480,900

Total R+N	154,000	94	2.14	464,600	10,600	994,600

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

14.4       RESOURCE MODEL VALIDATION

Endeavour Silver validated the Guadalupe y Calvo resource model by running a parallel estimate using Inverse Distance Cubed (ID3) grade interpolation, which yielded comparable results to those obtained from the OK interpolation.

Figures 14.1 through 14.4 are longitudinal sections showing the resources estimated for the Rosario and Nankin veins.

14.5       MICON COMMENTS

Micon has conducted an audit of the Endeavour Silver resource estimates as of 15 December, 2012 and considers these estimates to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves, as required by NI 43-101. To the best of Micon’s knowledge, there are no significant technical, legal, environmental or political considerations which would affect the resource estimate or the exploration programs at the Guadalupe y Calvo Project.

Figure 14.1
Longitudinal Section of Rosario Vein Showing Indicated Resource Blocks

Figure 14.2
Longitudinal Section of the Rosario Vein Showing Inferred Resource Blocks

Figure 14.3
Longitudinal Section of the Nankin Vein Showing Indicated Resource Blocks

Figure 14.4
Longitudinal Section of the Nankin Vein Showing Inferred Resource Blocks

INAPPLICABLE SECTIONS

The following NI 43-101 Technical Report sections are not applicable to the current report.

15.0       MINERAL RESERVE ESTIMATES

16.0       MINING METHODS

17.0       RECOVERY METHODS

18.0       PROJECT INFRASTRUCTURE

19.0       MARKET STUDIES AND CONTRACTS

20.0       ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

21.0       CAPITAL AND OPERATING COSTS

22.0       ECONOMIC ANALYSIS

23.0       ADJACENT PROPERTIES

The Endeavour Silver mining concessions are surrounded by concessions controlled by Minera Lincoln de Mexico, S.A de C.V. (Lincoln), a wholly-owned Mexican subsidiary of Lincoln Mining Corporation, a Canadian based exploration and development company trading on the TSX Venture Exchange under the symbol LMG. These concessions are shown on Figure 23.1.

Lincoln’s concessions appear to cover the extensions of the Rosario vein, both to the northwest and to the southeast (Bybee, 2007). In the southeastern part, Lincoln carried out exploration, which included 15 drill holes, as well as mapping and sampling programs, from January, 2005 to June, 2008.

On 26 April, 2012, Lincoln reported that it had completed another 5,091.3 m of core drilling in 20 angle holes on its La Bufa property. Core drilling focused on two target areas which were defined by geologic mapping, surface sampling and geophysics. Drilling commenced in July, 2011 and was completed in December. Lincoln reported that core recovery was excellent.

Eighteen of the 20 holes encountered multiple quartz-breccia veins, quartz stockwork or quartz veinlet zones. Eighty-seven quartz zones were intercepted in the drill holes. Eighty-six percent of the quartz zones contained detectable gold and silver (>0.005 ppm Au; >0.2. ppm Ag). Anomalous gold (>0.1 ppm) and silver (>1.0 ppm) were present in 15 holes. Stockwork zones were prevalent and commonly 5 to 12+ m in apparent thickness. Thicker zones of stockwork and quartz veinlets ranged from 21 to 54 m. The best gold intercept was in hole LB-22, with 4.38 g/t gold and 11.6 g/t silver from 179.5 to 181.0 m (1.5 m), hosted in Tertiary andesite with quartz veinlets. The best silver intercept was in hole LB-23, with 249 g/t silver and 0.481 g/t gold from 116.5 to 118.0 m (1.5 m), also hosted in Tertiary andesite with quartz veinlets.

Drill hole intercepts reported here are apparent and do not represent true thicknesses.

Lincoln’s drilling program confirmed the presence of major structures and anomalous gold and silver, with some significant intercepts. The abundance of quartz breccia veins, quartz stockwork and quartz veinlets, in conjunction with consistent intercepts of detectable and anomalous gold and silver with low base metals, suggests that drilling to date is high in the mineralized system. Deeper offset drilling of anomalous zones in both targets appears warranted.

Micon has not verified the information regarding Lincoln’s concessions and exploration programs. The information contained in this section of the report is not necessarily indicative of the mineralization at the Guadalupe y Calvo Project.

Figure 23.1
Lincoln Mining’s Concessions Surrounding Endeavour Silver’s Concessions

24.0       OTHER RELEVANT DATA AND INFORMATION

At the writing of this report, all relevant data and information regarding Endeavour Silver’s Guadalupe y Calvo Project are included in other sections of this report. Micon is not aware of any other data that would make a material difference to the quality of this report or make it more understandable, or without which the report would be incomplete or misleading.

25.0       INTERPRETATION AND CONCLUSIONS

25.1       GENERAL DISCUSSION

The Guadalupe y Calvo property represents a new, district-scale, silver-gold exploration opportunity for Endeavour Silver. There has only been limited modern exploration conducted in the district. Prior to Endeavour Silver, the only significant exploration activity was carried out by Gammon Gold. Currently, the mineralization styles together with the associated structural complexities, are not fully understood, as Endeavour Silver’s investigation of the property is still in its infancy.

The previous operator (Gammon Gold) took steps towards enacting a QA/QC program that was described in an in-house sampling and QA/QC manual. However, the target frequencies set out in the QA/QC manual are lower than industry standard and even those levels were not met in practice. Micon and Endeavour Silver have discussed these shortfalls and Micon expects Endeavour Silver to implement more stringent QA/QC measures

25.2       MINERAL RESOURCE ESTIMATE

The mineral resource was estimated using the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines, prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on 27 November, 2010. The effective date of this mineral resources estimate is 15 December, 2012.

The resource estimate was conducted using the VULCAN mining software to produce a 3D resource model for the Rosario and Nankin veins. A summary of the resources at a cut-off grade of 100 g/t AgEq is given in Table 25.1.

Table 25.1
Summary of the Guadalupe y Calvo Project Mineral Resources as at 15 December, 2012

Vein	Category	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq (oz)
Total	Indicated	1,861,000	119	2.38	7,147,300	142,500	14,272,300

Total	Inferred	154,000	94	2.14	464,600	10,600	994,600

1.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

2.

There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource. It is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

25.3       CONCLUSIONS

Micon has conducted an audit of the Endeavour Silver initial resource estimate as at 15 December, 2012, and considers the estimate to have been reasonably prepared and to conform to the current CIM standards and definitions for estimating resources and reserves as required by NI 43-101. The estimation approach/methodology used is reasonable and commensurate with the data levels.

The initial mineral resource estimate of the Guadalupe y Calvo Project is sufficiently encouraging to warrant further investigation to upgrade and expand the resource and, simultaneously, to gain a better understanding of the mineralization styles encountered in the Project area. Micon believes that there is a reasonable chance of expanding the resource. However, mineral resources that are not mineral reserves do not have demonstrated economic viability.

26.0       RECOMMENDATIONS

The gold and silver mineralization in the Rosario and Nankin mineral zones is hosted by hydrothermal breccias, quartz veins, sheeted veinlet zones and stockwork zones. The location, continuity and inter-relationship of these various styles of mineralization are poorly understood and, therefore, difficult to interpret on individual cross-sections, let alone between 25 m-spaced cross-sections. Currently, the Rosario and Nankin wireframes are constructed in such a way as to include all of the styles of mineralization assumed to belong to each of the zones. Accordingly, in future updates to the Guadalupe y Calvo model, it is recommended that more attention be paid to understanding and modelling the various styles of mineralization which collectively make up the Rosario, Nankin and other minor zones. Additional, more closely spaced drilling, preferably complemented by underground channel sampling, may be necessary to acquire the information to model the different styles as separate units.

The current resource model should be continually updated as and when new information becomes available. Thus, in the short to medium term, all exploration and additional drilling programs should focus on upgrading and expanding the resource models.

26.1       BUDGET FOR FURTHER WORK

In 2013, Endeavour Silver plans to further explore Guadalupe y Calvo with additional drilling, before re-assessing its mining potential. This will require new agreements to be negotiated with the Municipality and the Pinito Ejido, to allow for future drilling activity, and an application to SEMARNAT for a Cambio de Uso de Suelo permit (change of soil use). This permit will be necessary for future road disturbances on the Pinito Ejido land.

Surface diamond drilling will be scheduled for 2013, once all data has been reviewed, any mapping and sampling have been completed and a drilling permit has been granted.

During 2013, Endeavour Silver plans to continue exploration on the Guadalupe y Calvo property to expand the resources identified to date, test other targets within the property and identify new targets for future drill testing. The primary long-term goal of the planned work is to define the overall resource on the property, before embarking on economic studies and a possible development decision.

In addition to underground sampling, soil geochemistry and detailed mapping, the 2013 exploration program is planned to include 3,000 m of diamond core drilling in approximately 10 surface diamond drill holes, to test new vein discoveries on the Guadalupe y Calvo Project.

In order to meet its objectives, Endeavour Silver is budgeting to spend US $800,000, as broken down in Table 26.1.

Table 26.1
Guadalupe y Calvo Exploration Budget for 2013

Activity (Units)	Units	Unit Cost (US $)	Total Cost (US $)
Assays - Rock and Soil (sample)	400	25	10,000
Assays - Core (sample)	1,000	32	32,000
Consultants (days)	10	1,200	12,000
Surface Diamond Drilling (m)	3,000	125	375,000
Field and Office Supplies (weeks)	32	1,125	36,000
Housing and Food (weeks)	32	200	6,400
Geology and Engineering Personnel (weeks)	32	5,500	176,000
Salaries - Labour (weeks)	32	2,000	64,000
Trenches, Roads, Drill Pads and Reclamation (weeks)	32	1,500	48,000
Trenches - Sampling Only (days)		500	0
Travel and Lodging (weeks)	32	100	3,200
Vehicle inc. Gasoline, Repair and Maintenance (weeks)	32	200	6,400
Surface Use Agreements (months)	6	4,500	27,000
Expenses Non-Deductible (weeks)	32	100	3,200
Guadalupe Y Calvo Project Exploration Total			799,200

The approximate time-frame for execution of the program is 11 months.

The proposed budget does not include annual tax payments for the Guadalupe y Calvo concessions. These payments are expected to be covered in a separate land-holding budget for all of Endeavour Silver’s concessions in Mexico.

Micon has reviewed Endeavour Silver’s proposal for further exploration and studies on its Guadalupe y Calvo project and considers that the budget for the proposed program is reasonable. Micon recommends that Endeavour Silver implements the program as proposed, subject to either funding or other matters which may cause the program to be altered in the normal course of its business activities, or alterations which may affect the program as a result of the exploration activities themselves.

26.2       FURTHER RECOMMENDATIONS

While Endeavour Silver’s drilling programs may continue to prioritize areas perceived to have high-grade resource potential, lower-grade targets should also be continually assessed in order to establish the overall resource potential for the entire property. The marginal-grade zones discussed in Section 14 should be assessed in greater detail for a possible bulk mineable or open pit resource.

Stringent QA/QC measures should be implemented and maintained.

Further detailed metallurgical investigations should be conducted to establish the optimum recovery method(s) and grade-recovery relationship(s).

27.0       DATE AND SIGNATURE PAGE

MICON INTERNATIONAL LIMITED

“Charley Z. Murahwi”

Charley Z. Murahwi, M.Sc., P.Geo., Pr.Sci.Nat., FAusIMM
Senior Geologist	Report Date: March 31, 2013
Effective Date: December 15, 2012

“William J. Lewis”

William J. Lewis, B.Sc., P.Geo.
Senior Geologist	Report Date: March 31, 2013
Effective Date: December 15, 2012

Richard M. Gowans, , P.Eng.
Senior Geologist	Report Date: March 31, 2013
Effective Date: December 15, 2012

28.0       REFERENCES

Barnard, F. and Stevens, M. G., 2004, The Guadalupe Project, Chihuahua, Mexico, Technical Report: prepared for Grid Capital Corporation by Pincock, Allen and Holt (Lakewood Colorado), for filing under National Instrument 43-101.

Berger, B.R., and Eimon, P.L., 1983, Conceptual models of epithermal precious metal deposits, in Shanks, W.C. III, ed., Cameron volume on unconventional mineral deposits: New York, American Institute of Mining, Metallurgy and Petroleum Engineering, and Society of Mining Engineers, p. 191-205.

Buchanan, L. J., 1981, Precious Metal Deposits Associated with Volcanic Environments in the Southwest, Arizona Geologic Society Digest, Vol. XIV, Relations of Tectonics to Ore Deposits in the Southern Cordillera, ed. By Dickenson, W. R. and Payne, W. D.

Bybee, R. W., 2007, Technical Report on the La Bufa Property, Guadalupe y Calvo, Chihuahua State, Mexico, Prepared for Lincoln Mining Corporation.

Clark, K. F. and Melendez, L. R., 1991, Gold and Silver Deposits of Mexico, Associación de Ingenieros de Minas, Metalurgistas y Geólogos de México XIX Convención Nacional.

Consejo de Recursos Minerales (CRM), 1974, Monografia Geológico-Minera del Estado de Chihuahua: 297 pages. The Guadalupe y Calvo District pgs. 260-264.

Corbett, G.J., Leach, T.M. 1996, Southwest Pacific Rim gold-copper systems: structure, alteration and mineralization. Workshop manual, 185 p

Hollister, F.V. 1985, Discoveries of epithermal precious metal deposits: AIME, Case histories of mineral discoveries, V.1, pp. 168

McDowell, F.W. & Clabaugh, S.E, 1979, Ignimbrites of the Sierra Madre Occidental and their relation to the the Tectonic History of Western Mexico, Geol. Soc. America, Spec. Paper 180, p. 113-123

Servicio Geológico Mexicano (SGM), 2008, Panorama Minero del Estado Chihuahua: 53 p.

Southworth, J.R., 1905, Las Minas de México (Edición Ilustrada) Historia, Geologia, Antigua Mineria y Descripción General de los Estados Mineros de la República Mexicana, En Español é Inglés, 260 p.

Wendt, C. J., 2002, The Guadalupe y Calvo gold-silver project, Chihuahua, Mexico, Technical Report: Consulting Report Prepared for Metales Internacionales S.A. de C.V. and Seven Clans Resources Ltd. by Pincock, Allen and Holt (Lakewood Colorado), for filing under Canada National Instrument 43-101 with respect to what are now the Mexgold properties. Available to the public on the SEDAR website.

29.0       CERTIFICATES

CERTIFICATE OF AUTHOR
CHARLEY Z. MURAHWI

As the co-author of the below mentioned Technical Report on the Guadalupe y Calvo Project in Chihuahua State, Mexico, I, Charley Z. Murahwi do hereby certify that:

1)

I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, telephone 416 362 5135, fax 416 362 5763, e-mail cmurahwi@micon-international.com.

2)	I hold the following academic qualifications:

B. Sc. (Geology ) University of Rhodesia, Zimbabwe, 1979;

Diplome d'Ingénieur Expert en Techniques Minières, Nancy, France, 1987;

M. Sc. (Economic Geology), Rhodes University, South Africa, 1996;

3)

I am a registered Professional Geoscientist of Ontario (membership number 1618), a Fellow of the Australasian Institute of Mining & Metallurgy (FAusIMM) (membership number 300395) and am also a registered Professional Natural Scientist with the South African Council for Natural and Scientific Professions (membership # 400133/09);

4)	I have worked as a mining and exploration geologist in the minerals industry for over 30 years;

5)

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43- 101. My work experience includes 14 years on gold, silver, copper, tin and tantalite projects (on and off- mine), 12 years on Cr-Ni-Cu-PGE deposits in layered intrusions/komatiitic environments and 5 years as a senior consultant;

6)	I visited the Guadalupe y Calvo Project in Mexico on October 8, 2012;

7)	I have had no previous involvement with the property other than providing consulting services;

8)

As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)	I have read NI 43-101 and the portions of this Technical Report for which I am responsible have been prepared in compliance with NI 43-101;

11)

I am responsible for Section 1, Sections 9 through 12, 14, 15, 25 and 26 of the Technical Report dated 31 March, 2013 with an effective of 15 December, 2012, entitled “Technical Report on the Audit of the Mineral Resource Estimate for the Guadalupe y Calvo Project, Chihuahua State Mexico.”

Dated this 31st day of March, 2013

“Charley Z. Murahwi” {Signed and sealed}

Charley Z. Murahwi, M.Sc., P. Geo., FAusIMM

CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of the below mentioned Technical Report on the Guadalupe y Calvo Project in Chihuahua State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed as a Senior Geologist by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e -mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)

•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)

•	Association of Professional Geoscientists of Ontario (Membership # 1522)

•	The Geological Association of Canada (Associate Member # A5975)

•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and 7 years as a consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Guadalupe y Calvo Project;

7)	I I have had no previous involvement with the property other than providing consulting services;

8)

As of the effective date of the Technical Report referenced below, to the best of my knowledge, information and belief, the parts of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of Endeavour Silver Corp. as described in section 1.5 of NI 43-101;

10)

I am responsible for Sections 2 through 8, 16 through 24, and 28 of the Technical Report dated 31 March, 2013, with an effective date of 15 December, 2012, entitled “Technical Report on the Audit of the Mineral Resource Estimate for the Guadalupe y Calvo Project, Chihuahua State, Mexico.”

11)	I have read NI 43-101 and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101.

Dated this 31st day of March, 2013.

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist,
Micon International Limited

CERTIFICATE OF AUTHOR
Richard M. Gowans

As a co-author of this report entitled “Technical Report on the Audit of the Mineral Resource Estimate for the Guadalupe y Calvo Project, Chihuahua State, Mexico”, dated 31 March, 2013, with an effective date 15 December, 2013, (the “Technical Report”), I, Richard M. Gowans, P. Eng., do hereby certify that:

1.	I am employed by, and carried out this assignment for:

Micon International Limited
Suite 900, 390 Bay Street
Toronto, Ontario,
M5H 2Y2
tel. (416) 362-5135 fax (416) 362-5763
e-mail: rgowans@micon-international.com

2.	I hold the following academic qualifications:

B.Sc. (Hons) Minerals Engineering, The University of Birmingham, U.K., 1980

3.	I am a registered Professional Engineer of Ontario (membership number 90529389); as well, I am a member in good standing of the Canadian Institute of Mining, Metallurgy and Petroleum.

4.	I have worked as an extractive metallurgist in the minerals industry for over 30 years.

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43- 101. My work experience includes the management of technical studies and design of numerous metallurgical testwork programs and metallurgical processing plants.

6.	I have not visited the Guadalupe y Calvo Project.

7.

I am responsible for Section 13 of this report entitled “Technical Report on the Audit of the Mineral Resource Estimate for the Guadalupe y Calvo Project, Chihuahua State, Mexico”, dated 31 March, 2013.

8.	I am independent of the Endeavour Silver Corp., as defined in Section 1.5 of NI 43-101.

9.	I have had no previous involvement with the property.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument.

11.

As of the date of this certificate, to the best of my knowledge, information and belief, the sections of this Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 31st day of March, 2013

“Richard M. Gowans” {signed and sealed}

Richard M. Gowans, P.Eng.

APPENDIX 1

DRILL HOLE LOCATIONS, AZIMUTHS AND DIPS

Hole-ID	Easting	Northing	Elevation	Length (m)	Azimuth (º)	Dip (º)
GC-0001	303410.84	2887927.27	2289.85	282.60	75.00	-50.00
GC-0002	303378.13	2888083.65	2359.59	284.25	75.00	-60.00
GC-0003	303254.88	2888090.57	2344.67	378.00	360.00	-90.00
GC-0004	303153.21	2888346.94	2309.06	325.50	360.00	-90.00
GC-0005	303253.39	2888088.61	2344.70	196.50	64.00	-50.00
GC-0006	303208.28	2888304.16	2306.84	129.00	64.00	-50.00
GC-0007	303145.50	2888369.75	2321.30	291.00	64.00	-90.00
GC-0008	303237.21	2888114.26	2332.98	346.00	360.00	-90.00
GC-0011	303318.44	2887924.48	2291.24	220.00	75.00	-50.00
GC-0012	303224.48	2888216.84	2315.24	228.00	64.00	-45.00
GC-0013	303179.13	2888285.70	2288.50	161.00	64.00	-50.00
GC-0014	303309.88	2888137.70	2373.26	193.50	64.00	-45.00
GC-0015	303325.01	2887925.29	2291.25	294.00	75.00	-90.00
GC-0016	303329.80	2888081.71	2359.86	264.00	75.00	-60.00
GC-0017	303098.42	2888309.33	2299.51	395.00	64.00	-90.00
GC-0018	303194.68	2888091.55	2307.25	200.00	64.00	-50.00
GC-0019	303064.36	2888228.57	2262.78	304.00	64.00	-50.00
GC-0020	303236.19	2888267.89	2312.53	189.50	64.00	-50.00
GC-0021	303135.89	2888268.53	2285.20	303.00	64.00	-50.00
GC-0022	303336.18	2887970.98	2309.62	264.00	75.00	-50.00
GC-0023	303019.32	2888130.48	2242.63	381.00	64.00	-50.00
GC-0024	303038.86	2888187.54	2245.45	375.00	64.00	-50.00
GC-0025	303381.41	2887996.75	2320.12	246.00	75.00	-50.00
GC-0026	303013.99	2888100.10	2232.39	375.00	64.00	-50.00
GC-0029	303366.78	2887919.75	2291.07	255.00	75.00	-50.00
GC-0030	302996.83	2888006.23	2220.48	375.00	64.00	-50.00
GC-0031	302858.27	2887982.05	2229.18	414.00	64.00	-50.00
GC-0032	303118.28	2888153.96	2261.94	252.00	64.00	-50.00
GC-0033	303281.64	2888069.35	2355.65	162.00	75.00	-50.00
GC-0034	303294.65	2887948.22	2306.67	108.00	75.00	-50.00
GC-0035	303384.52	2887937.60	2299.27	123.00	75.00	-50.00
GC-0036	303318.80	2888013.90	2325.89	123.00	75.00	-50.00
GC-0037	303221.57	2888173.10	2320.52	156.00	64.00	-50.00
GC-0038	303200.47	2888142.86	2309.39	150.00	64.00	-50.00
GC-0039	303039.55	2888286.77	2266.82	213.45	63.50	-49.10
GC-0040	302911.41	2887759.65	2282.04	433.00	93.10	-68.60
GC-0041	303339.96	2888181.38	2385.14	165.00	64.00	-50.00
GC-0042	303296.23	2888166.40	2362.31	154.75	64.00	-86.00
GC-0042A	303304.69	2888166.23	2362.23	49.40	64.00	-86.00
GC-0043	303250.51	2888138.71	2339.94	84.50	64.00	-60.00
GC-0044	303371.05	2888056.79	2351.43	234.00	72.30	-45.90
GC-0045	303368.81	2888035.63	2341.34	180.00	74.80	-66.50
GC-0046	303265.17	2888007.49	2333.78	180.00	67.10	-64.30
GC-0047	302945.31	2888159.89	2232.36	301.25	64.00	-50.00
GC-0048	302960.96	2888028.39	2219.62	402.00	65.50	-56.90
GC-0049	303338.58	2888049.23	2342.22	171.00	70.40	-57.70
GC-0050	303287.58	2888031.54	2338.82	180.00	75.90	-65.80
GC-0051	303198.02	2888334.31	2307.00	168.00	64.00	-60.00
GC-0052	302845.81	2887944.23	2244.54	453.00	68.70	-49.90
GC-0053	302933.49	2887930.82	2242.27	409.65	64.50	-58.10
GC-0054	303324.87	2888201.36	2372.33	154.00	66.80	-48.40
GC-0055	303183.60	2888186.57	2298.41	150.00	64.00	-50.00
GC-0056	303011.89	2888216.04	2249.43	255.00	64.00	-50.00
GC-0057	303138.31	2888109.42	2278.48	219.00	65.90	-51.70
GC-0058	303077.02	2888253.29	2270.56	231.00	66.30	-47.70
GC-0059	303166.72	2888248.96	2272.91	163.00	64.00	-50.00

Hole-ID	Easting	Northing	Elevation	Length (m)	Azimuth (º)	Dip (º)
GC-0060	302995.08	2888072.94	2222.96	318.00	62.20	-47.60
GC-0061	303025.79	2887975.76	2236.44	300.00	73.80	-45.30
GC-0062	303105.56	2888208.76	2256.61	156.00	64.00	-50.00
GC-0063	302957.51	2888112.04	2225.43	333.00	64.00	-50.00
GC-0064	303024.19	2887975.16	2236.56	432.00	120.10	-89.90
GC-0065	303069.84	2888084.09	2240.31	271.80	64.00	-50.00
GC-0066	302913.53	2888112.49	2219.10	390.00	62.70	-43.40
GC-0067	302852.32	2887999.53	2226.73	402.00	68.50	-42.30
GC-0068	302818.35	2888078.54	2213.70	452.70	64.00	-50.00
GC-0069	302913.33	2887950.42	2231.59	405.00	60.20	-49.10
GC-0070	302916.80	2888202.94	2248.28	390.00	64.00	-50.00
GC-0071	302912.24	2887759.80	2281.76	471.00	90.90	-44.20
GC-0072	302914.79	2888202.68	2248.25	369.00	66.30	-66.50
GC-0073	302910.05	2887865.08	2253.38	473.00	84.60	-50.30
GC-0074	302949.13	2888243.14	2263.40	342.00	72.10	-43.20
GC-0075	302909.35	2887864.97	2253.40	501.00	101.40	-74.30
GC-0076	302948.30	2888242.73	2263.50	369.00	66.10	-67.20
GC-0077	302943.58	2887817.14	2253.35	450.00	83.50	-45.10
GC-0078	302942.06	2887816.77	2253.31	492.00	86.70	-70.60
GC-0079	302898.57	2888121.12	2221.01	441.00	66.60	-43.00
GC-0080	302946.22	2887919.55	2247.05	567.00	79.70	-49.30
GC-0081	303188.85	2887890.88	2272.13	337.40	75.00	-50.00
GC-0082	303186.72	2887890.34	2271.79	414.60	142.30	-89.60
GC-0083	302935.22	2887930.18	2242.43	512.00	77.70	-35.20
GC-0084	303168.88	2887863.95	2263.07	361.50	84.30	-35.80
GC-0085	303336.98	2888125.03	2379.53	276.00	73.30	-47.20
GC-0086	303167.52	2887863.61	2262.98	339.55	38.90	-87.20
GC-0087	303226.23	2888067.16	2334.16	180.00	68.60	-49.50
GC-0088	303217.95	2888024.09	2323.32	309.98	84.90	-44.30
GC-0089	303225.24	2888066.61	2334.02	282.00	79.80	-72.10
GC-0090	303224.29	2888066.06	2333.94	243.00	90.30	-84.60
GC-0091	303266.70	2888173.86	2345.59	291.69	79.10	-43.40
GC-0092	303336.10	2888124.52	2379.47	178.00	75.80	-82.00
GC-0093	303289.03	2888066.79	2354.95	185.00	69.20	-70.40
GC-0094	303218.45	2888287.52	2308.36	160.50	64.00	-90.00
GC-0095	303218.45	2888287.52	2308.36	190.00	71.60	-38.60
GC-0096	303289.03	2888066.79	2354.95	203.30	74.70	-74.60
GC-0097	303200.22	2888363.32	2310.64	133.00	69.60	-59.60
GC-0098	303244.92	2888240.92	2325.21	185.00	70.30	-44.20
GC-0099	303325.37	2888199.61	2372.29	171.00	94.00	-88.40
GC-0100	303243.70	2888240.25	2325.19	151.49	88.30	-79.50
GC-0101	303222.55	2888173.51	2320.51	171.55	68.50	-78.90
GC-0102	303173.65	2888354.93	2301.42	165.40	64.10	-84.40
GC-0103	303187.12	2888212.06	2294.84	212.45	71.30	-57.10
GC-0104	303168.28	2888379.82	2307.24	219.00	65.80	-41.60
GC-0105	303338.71	2887968.50	2309.46	139.35	255.00	-89.10
GC-0106	303183.22	2888187.58	2298.39	221.60	64.00	-69.00
GC-0107	303212.14	2888388.51	2321.10	183.00	60.20	-42.70
GC-0108	303183.45	2888155.22	2301.68	197.20	77.60	-68.50
GC-0109	303122.32	2888302.37	2301.48	194.16	67.10	-54.80
GC-0110	303187.49	2888276.03	2289.18	150.00	69.80	-43.80
GC-0111	303316.28	2888168.49	2374.13	210.00	72.30	-48.60
GC-0112	303198.92	2888047.04	2316.99	181.97	86.20	-46.30
GC-0113	303172.59	2888315.49	2294.15	162.00	76.50	-61.20
GC-0114	303083.57	2888335.94	2300.07	294.75	69.70	-79.10
GC-0115	303117.02	2888249.37	2274.72	195.00	70.00	-48.40

Hole-ID	Easting	Northing	Elevation	Length (m)	Azimuth (º)	Dip (º)
GC-0116	303198.58	2888047.02	2317.07	245.97	106.90	-78.90
GC-0117	303319.72	2888019.33	2326.80	230.75	87.80	-80.60
GC-0118	303082.70	2888335.53	2300.22	269.90	64.00	-78.00
GC-0119	303127.07	2888194.66	2255.78	255.00	72.10	-46.10
GC-0120	303176.10	2887962.33	2282.11	255.12	85.70	-51.40
GC-0121	303195.68	2888111.11	2307.00	212.45	68.90	-48.60
GC-0122	303315.27	2888167.84	2373.97	75.00	114.90	-89.80
GC-0123	303175.78	2887962.44	2282.12	316.08	86.30	-71.70
GC-0124	303117.11	2888121.53	2270.32	258.00	71.30	-45.40
GC-0125	303266.73	2888170.26	2345.82	168.55	65.20	-50.70
GC-0126	303277.70	2888123.42	2356.80	159.40	64.00	-45.00
GC-0127	303174.87	2887962.28	2282.10	337.40	84.30	-83.80
GC-0128	303234.71	2887953.47	2313.86	206.34	87.60	-48.40
GC-0129	303276.63	2888122.95	2356.75	199.95	79.70	-75.10
GC-0130	303203.57	2887850.79	2257.45	205.00	72.90	-48.10
GC-0131	303236.69	2887981.79	2322.77	224.64	80.40	-47.90
GC-0132	303323.84	2887873.34	2268.99	229.00	78.30	-45.20
GC-0133	303277.30	2888123.37	2356.79	181.95	71.90	-52.00
GC-0134	303278.98	2887886.02	2276.19	147.00	63.80	-48.70
GC-0135	303187.16	2888387.36	2311.35	215.49	74.40	-81.80
GC-0136	303070.06	2888105.31	2240.62	250.24	64.60	-51.70
GC-0137	303217.65	2888024.97	2323.26	236.85	82.20	-69.50
GC-0138	303277.87	2887885.52	2276.17	150.00	356.00	-83.60
GC-0139	303062.93	2888125.35	2237.06	294.75	64.00	-50.00
GC-0140	303186.84	2888274.45	2289.25	148.44	64.00	-77.00
GC-0141	303024.59	2888196.59	2244.04	276.00	73.40	-49.30
GC-0142	302961.18	2888140.47	2228.89	340.46	64.00	-50.00
GC-0143	302998.39	2888043.66	2218.93	313.03	64.00	-50.00
GC-0144	302982.62	2888062.54	2221.02	334.35	64.00	-66.00
GC-0145	302968.38	2888087.26	2222.91	373.00	68.90	-48.10
GC-0146	302930.66	2888179.13	2238.95	370.94	64.00	-50.00
GC-0147	303008.91	2887969.57	2239.36	398.35	75.00	-50.00
GC-0148	303017.67	2888004.02	2223.69	346.55	64.00	-50.00
GC-0149	302930.56	2888179.08	2238.88	361.80	64.00	-64.00
GC-0150	303202.23	2887850.33	2257.55	138.00	75.00	-84.10
GC-0151	303145.86	2887937.53	2262.27	249.00	75.00	-46.00
GC-0152	302916.60	2888229.41	2256.52	441.05	64.00	-69.00
GC-0153	302913.64	2887788.63	2273.81	480.00	84.40	-47.30
GC-0154	303059.27	2888010.00	2236.95	343.51	75.00	-71.20
GC-0155	303144.05	2887936.77	2262.21	249.00	323.80	-88.90
GC-0156	303131.83	2888015.24	2263.77	274.60	82.80	-44.50
GC-0157	302930.45	2888178.86	2238.87	406.20	71.60	-78.70
GC-0158	302914.73	2888228.66	2256.44	453.23	80.60	-83.60
GC-0159	303058.59	2888009.87	2236.76	264.26	82.50	-49.80
GC-0160	303131.34	2888015.08	2263.75	343.60	89.80	-71.30
GC-0161	303058.11	2888009.67	2236.96	416.65	150.00	-88.90
GC-0162	302992.66	2888283.96	2277.26	316.08	72.70	-48.90
GC-0163	302981.61	2888232.07	2259.76	322.17	67.10	-48.70
GC-0164	302913.05	2887788.51	2273.66	462.00	86.90	-63.90
GC-0165	303136.28	2888082.99	2278.27	289.60	66.60	-47.60
GC-0166	302926.20	2888061.80	2217.40	372.77	72.20	-59.50
GC-0167	303057.19	2888010.55	2236.97	300.84	74.30	-46.50
GC-0168	302992.09	2888283.87	2277.09	453.24	73.40	-66.70
GC-0169	302912.40	2887788.28	2273.70	477.00	97.00	-84.60
GC-0170	303135.37	2888082.59	2278.43	299.00	74.00	-70.70
GC-0172	303188.77	2887985.54	2294.02	278.50	77.60	-47.40

Hole-ID	Easting	Northing	Elevation	Length (m)	Azimuth (º)	Dip (º)
GC-0173	302899.30	2888227.24	2255.94	501.98	244.60	-88.90
GC-0174	302991.55	2888283.69	2277.04	291.69	64.00	-79.00
GC-0175	302915.78	2887836.01	2265.61	515.00	71.40	-38.40
GC-0176	302932.36	2887930.39	2242.24	450.19	80.90	-61.20
GC-0177	303210.28	2887910.14	2285.57	300.00	81.10	-67.20
GC-0178	302991.23	2888283.58	2277.11	337.41	77.00	-89.10
GC-0179	302931.50	2888178.41	2239.56	482.45	74.80	-89.90
GC-0180	302949.36	2887905.29	2247.12	422.75	78.00	-43.30
GC-0181	302895.93	2887935.48	2241.69	456.29	85.40	-52.40
GC-0182	303041.79	2888381.67	2303.18	231.50	73.20	-44.60
GC-0183	303042.95	2888381.95	2303.17	286.70	74.80	-71.70
GC-0184	303036.67	2888495.87	2360.14	449.00	71.00	-72.20
GC-0185	303033.30	2888493.74	2360.02	411.75	255.10	-81.70
GC-0186	303009.21	2888612.03	2437.35	600.85	243.70	-87.60
GC-0187	302879.74	2888763.82	2509.70	716.75	204.20	-88.60
GC-0188	302878.50	2888764.12	2509.64	762.50	259.50	-77.40
GC-0189	302853.37	2887982.71	2230.86	509.30	94.50	-76.00
GC-0190	302862.70	2887983.62	2229.20	133.55	86.60	-76.60
GC-0190A	302862.92	2887982.03	2229.28	430.05	61.30	-65.80
GC-0191	302863.40	2887983.07	2229.20	429.65	86.60	-62.70
GC-0192	303042.90	2888381.90	2302.00	344.30	162.30	-88.90
GC-0193	302649.21	2888658.95	2407.70	716.50	339.90	-88.70
GC-0194	302851.80	2888000.24	2226.65	493.80	41.80	-81.30
GC-0196	302669.76	2888777.01	2391.58	663.15	236.50	-85.00
GC-0197	302891.09	2888070.08	2217.01	379.85	66.20	-49.00
GC-0198	302714.24	2888574.06	2389.97	738.90	241.00	-88.80
GC-0199	302208.07	2888527.40	2198.32	698.45	76.40	-46.50
GC-0200	302937.19	2888432.30	2361.32	580.20	283.90	-88.40
GC-0201	302258.46	2888358.64	2200.37	875.35	81.30	-44.50
GC-0202	302207.43	2888527.13	2198.25	749.80	83.80	-66.20
GC-0203	302866.75	2888524.84	2377.06	825.75	309.00	-87.30
GC-0204	302714.19	2888575.92	2390.24	684.45	71.80	-77.90
GC-0205	302207.23	2888527.00	2198.26	691.70	76.10	-79.50
GC-0206	302258.42	2888358.45	2200.38	445.30	83.50	-57.30
GC-0207	302714.19	2888575.92	2390.24	796.05	73.10	-67.60
GC-0208	302222.30	2888447.26	2199.65	825.25	78.80	-53.30
GC-0209	302318.11	2888272.03	2202.65	861.20	75.30	-47.00
GC-0210	302866.66	2888524.68	2377.05	758.70	71.10	-83.60
GC-0211	302661.81	2888201.60	2210.82	563.45	65.90	-47.30
GC-0212	302479.55	2888215.46	2205.46	685.45	65.50	-47.90
GC-0213	302318.48	2888272.24	2202.64	923.80	68.90	-62.80
GC-0214	302661.38	2888201.34	2210.81	587.40	67.60	-61.90
GC-0215	302479.90	2888215.73	2205.46	666.35	71.20	-60.00
GC-0217	302480.37	2888215.95	2205.46	693.70	66.70	-68.60
GC-0219	303034.06	2887982.25	2236.27	401.80	76.00	-69.00
GC-0221A	302892.32	2887939.00	2240.57	603.90	86.30	-77.10
GC-0222A	302886.22	2888072.21	2217.00	572.00	65.60	-80.60
GC-0223	302893.25	2887938.54	2247.53	599.25	78.20	-83.10
GC-0224	302889.17	2888071.83	2216.70	503.75	66.70	-88.40

APPENDIX 2

DRILLING RESULTS, AT 100 g/t SILVER EQUIVALENT CUT-OFF

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0001	13.0	14.0	3.60	37.6	236
GC-0001	14.0	15.0	8.71	83.5	562
GC-0001	15.0	16.0	0.38	86.4	107
GC-0001	16.0	17.0	5.31	82.6	375
GC-0001	17.0	18.0	19.61	209.7	1,288
GC-0001	18.0	19.0	0.62	72.1	106
GC-0001	19.0	20.0	0.93	69.8	121
GC-0001	20.0	21.0	1.99	46.1	155
GC-0001	21.0	22.0	1.06	79.5	138
GC-0001	25.0	26.0	0.48	132.5	159
GC-0001	32.0	33.0	0.34	95.6	114
GC-0001	49.5	51.0	0.82	65.6	111
GC-0002	0.0	1.0	7.99	179.6	619
GC-0002	1.0	2.0	3.19	63.0	238
GC-0002	3.0	4.0	2.26	90.6	215
GC-0002	14.0	15.0	0.34	93.0	112
GC-0002	16.0	17.0	0.10	106.6	112
GC-0002	27.0	28.0	3.87	59.6	273
GC-0002	28.0	28.8	2.78	98.7	251
GC-0002	32.4	33.0	2.09	211.3	326
GC-0003	57.0	58.0	1.92	250.0	355
GC-0004	125.5	126.5	2.81	247.3	402
GC-0004	126.5	127.5	8.08	140.9	585
GC-0004	127.5	128.5	3.49	62.2	254
GC-0004	128.5	129.5	8.43	265.7	729
GC-0004	129.5	130.5	1.16	67.3	131
GC-0005	107.0	108.0	1.06	53.1	112
GC-0005	109.0	110.0	1.20	36.2	102
GC-0006	38.5	39.5	1.34	57.4	131
GC-0006	39.5	40.5	13.82	541.2	1,301
GC-0006	40.5	41.5	7.40	752.9	1,160
GC-0006	41.5	42.5	0.51	8,999.9	9,028
GC-0006	42.5	43.5	0.45	13,185.0	13,210
GC-0006	43.5	45.0	0.03	106.9	109
GC-0007	173.0	174.0	0.38	92.1	113
GC-0008	19.0	20.0	0.82	139.2	184
GC-0008	156.0	157.0	37.53	135.6	2,200
GC-0011	51.0	52.0	4.80	26.8	291
GC-0011	64.0	65.0	0.31	94.3	111
GC-0011	66.0	67.0	0.51	162.7	191
GC-0011	67.0	68.0	0.62	151.5	185
GC-0011	70.0	71.0	0.69	166.0	204
GC-0011	71.0	72.0	2.02	172.5	284
GC-0011	72.0	73.0	58.18	173.8	3,373
GC-0012	0.0	1.0	1.30	68.6	140
GC-0012	1.0	2.0	1.71	300.4	395
GC-0012	2.0	3.0	5.75	159.8	476
GC-0012	57.0	58.0	1.41	154.1	231
GC-0012	136.5	138.0	0.79	136.6	180
GC-0013	0.0	1.5	0.34	182.1	201
GC-0013	64.0	65.0	1.30	44.0	116
GC-0013	65.0	66.0	4.33	195.0	433
GC-0014	40.0	41.0	2.43	32.4	166
GC-0014	49.0	50.0	0.34	98.5	117
GC-0015	82.0	83.0	0.27	136.5	152
GC-0015	83.0	84.0	0.34	139.5	158
GC-0015	103.0	104.0	0.07	251.0	255

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0015	146.0	147.0	3.70	1.7	205
GC-0016	53.0	54.0	7.34	126.4	530
GC-0016	54.0	55.0	4.01	216.9	438
GC-0016	56.0	57.0	1.99	239.5	349
GC-0016	57.0	58.0	0.41	148.6	171
GC-0016	60.0	61.0	0.89	359.6	409
GC-0016	65.0	66.0	0.93	116.4	167
GC-0016	67.0	68.0	1.03	45.5	102
GC-0017	109.5	111.0	0.82	61.3	107
GC-0018	44.0	45.5	1.82	105.0	205
GC-0018	135.0	136.0	1.92	20.8	126
GC-0018	139.0	140.0	1.10	96.5	157
GC-0019	127.5	129.0	3.05	11.8	180
GC-0019	148.0	149.0	1.41	94.0	171
GC-0020	26.0	27.0	0.34	89.6	108
GC-0020	27.0	28.0	0.31	86.6	104
GC-0020	28.0	29.0	0.48	233.4	260
GC-0020	31.0	32.0	0.86	200.0	247
GC-0020	32.0	33.0	2.50	37.1	175
GC-0020	34.0	35.0	0.38	339.5	360
GC-0020	35.0	36.0	0.38	146.6	167
GC-0021	101.0	102.0	1.13	72.3	135
GC-0021	102.0	103.0	0.82	68.5	114
GC-0021	107.0	108.0	1.95	114.0	221
GC-0021	108.0	109.0	1.54	94.6	179
GC-0021	109.0	110.0	1.34	52.3	126
GC-0022	40.0	41.0	2.40	93.3	225
GC-0022	41.0	42.0	2.54	105.6	245
GC-0022	42.0	43.0	2.43	242.2	376
GC-0022	43.0	44.0	2.16	106.3	225
GC-0022	57.0	58.0	4.29	69.0	305
GC-0022	58.0	59.0	3.67	100.3	302
GC-0023	203.0	204.0	2.57	834.5	976
GC-0023	204.0	205.0	1.41	114.3	192
GC-0025	22.0	23.0	0.48	151.0	177
GC-0025	27.0	28.0	0.65	76.5	112
GC-0025	28.0	29.0	1.65	87.6	178
GC-0025	29.0	29.5	2.23	136.9	259
GC-0025	31.3	32.0	1.68	77.4	170
GC-0025	33.0	34.0	2.30	15.0	141
GC-0025	36.0	37.0	1.10	46.3	107
GC-0025	38.0	39.0	1.61	125.6	214
GC-0026	206.0	207.0	0.55	71.3	101
GC-0026	209.0	210.0	1.17	132.2	196
GC-0026	212.0	213.0	0.45	86.4	111
GC-0026	275.0	276.0	2.40	196.1	328
GC-0029	41.0	42.0	0.41	136.5	159
GC-0029	45.0	46.0	0.96	70.3	123
GC-0029	46.0	48.0	1.17	41.2	105
GC-0029	67.0	68.0	0.14	100.0	108
GC-0029	73.0	74.0	0.34	101.3	120
GC-0029	82.0	83.0	1.23	211.4	279
GC-0030	239.0	240.0	1.75	135.0	231
GC-0030	240.0	241.0	1.06	99.9	158
GC-0030	245.0	246.0	1.23	119.2	187
GC-0030	246.0	247.0	0.99	102.1	157
GC-0033	52.5	54.0	1.78	222.2	320

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0033	102.0	103.5	3.91	96.4	311
GC-0034	75.0	76.5	2.78	96.4	249
GC-0034	76.5	78.0	4.01	121.4	342
GC-0034	91.5	93.0	0.41	89.7	112
GC-0035	18.0	19.5	1.06	92.6	151
GC-0035	19.5	21.0	0.89	144.5	194
GC-0035	21.0	22.5	0.48	115.6	142
GC-0035	22.5	24.0	0.62	121.3	155
GC-0035	27.0	28.5	1.92	32.1	138
GC-0035	30.0	31.5	2.81	101.1	256
GC-0036	31.5	33.0	0.75	159.4	201
GC-0036	66.0	67.5	3.90	64.7	279
GC-0037	72.0	73.5	2.47	127.6	263
GC-0037	73.5	75.0	1.65	88.4	179
GC-0037	84.0	85.5	3.02	92.6	259
GC-0038	100.0	101.0	0.10	113.0	119
GC-0038	101.0	102.0	2.41	154.0	287
GC-0038	102.0	103.0	1.81	175.0	275
GC-0038	121.0	122.4	1.19	56.0	121
GC-0041	19.5	21.0	1.20	35.0	101
GC-0041	21.0	22.5	0.33	101.0	119
GC-0041	22.5	24.0	0.90	188.0	238
GC-0041	24.0	25.0	7.58	231.0	648
GC-0041	27.0	28.0	9.71	685.0	1,219
GC-0041	28.0	29.0	2.32	164.0	292
GC-0041	29.0	30.0	0.60	125.0	158
GC-0042	5.5	6.8	6.48	553.0	909
GC-0042	14.8	16.4	2.56	186.0	327
GC-0042	55.4	57.3	1.20	66.0	132
GC-0042A	5.5	6.8	2.94	199.0	361
GC-0042A	12.2	13.2	1.11	96.0	157
GC-0042A	47.8	49.4	1.61	78.0	167
GC-0043	31.0	32.4	0.95	74.0	126
GC-0043	65.0	66.0	0.67	86.0	123
GC-0043	72.0	73.0	0.94	105.0	157
GC-0043	83.0	84.5	1.36	34.0	109
GC-0044	12.0	13.0	2.23	51.0	174
GC-0044	25.6	26.6	0.32	146.0	164
GC-0044	26.6	27.6	1.04	66.0	123
GC-0044	29.6	30.6	1.85	73.0	175
GC-0044	30.6	31.6	3.38	77.0	263
GC-0044	31.6	32.6	1.51	227.0	310
GC-0044	32.6	33.5	3.78	101.0	309
GC-0044	195.0	196.5	0.84	54.0	100
GC-0045	27.1	28.0	17.55	81.0	1,046
GC-0045	28.0	29.0	12.25	183.0	857
GC-0045	29.0	30.0	3.08	175.0	344
GC-0045	30.0	30.9	0.78	63.0	106
GC-0045	30.9	32.0	0.50	108.0	136
GC-0046	85.7	87.4	6.72	77.0	447
GC-0047	234.3	235.9	1.39	102.0	178
GC-0048	267.0	268.0	2.52	307.0	446
GC-0048	268.0	269.0	10.15	1,185.0	1,743
GC-0048	269.0	270.0	12.20	1,240.0	1,911
GC-0048	271.0	272.0	1.86	136.0	238
GC-0048	274.0	275.0	0.64	66.0	101
GC-0049	45.0	46.5	2.53	132.0	271

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0049	57.5	58.5	1.29	91.0	162
GC-0049	58.5	59.9	6.41	184.0	537
GC-0050	50.5	51.5	0.36	100.0	120
GC-0050	51.5	52.5	0.71	129.0	168
GC-0050	107.0	108.0	2.54	94.0	234
GC-0051	27.0	28.5	5.92	185.0	511
GC-0051	28.5	30.0	3.25	87.0	266
GC-0051	30.0	31.4	7.11	31.0	422
GC-0051	73.0	74.0	3.01	2.5	168
GC-0054	16.0	17.0	0.58	1,005.0	1,037
GC-0054	17.0	18.0	1.33	983.0	1,056
GC-0054	18.0	19.0	0.95	370.0	422
GC-0054	19.0	19.8	5.18	191.0	476
GC-0054	22.0	23.0	2.46	99.0	234
GC-0054	23.0	23.8	4.19	75.0	305
GC-0055	102.0	103.0	0.62	124.0	158
GC-0055	106.0	107.0	1.01	51.0	107
GC-0055	107.0	108.0	4.26	126.0	360
GC-0055	108.0	109.0	6.29	246.0	592
GC-0055	109.0	110.0	5.33	202.0	495
GC-0058	147.0	148.0	3.14	171.0	344
GC-0059	79.0	80.0	1.78	99.0	197
GC-0059	85.4	86.4	3.75	137.0	343
GC-0059	86.4	87.4	2.82	67.0	222
GC-0059	87.4	88.4	1.22	53.0	120
GC-0059	88.4	89.4	1.35	94.0	168
GC-0060	226.6	227.6	2.25	95.0	219
GC-0060	228.6	229.6	3.63	146.0	346
GC-0060	230.6	231.6	1.32	213.0	286
GC-0060	231.6	232.6	0.58	74.0	106
GC-0060	235.6	236.6	11.05	766.0	1374
GC-0060	236.6	237.6	1.15	80.0	143
GC-0060	278.0	279.0	0.78	72.0	115
GC-0061	41.8	42.8	7.01	58.0	444
GC-0061	49.0	50.2	12.25	485.0	1159
GC-0061	246.0	248.0	0.83	77.0	123
GC-0061	251.0	252.0	1.43	127.0	206
GC-0061	252.0	253.0	2.21	210.0	332
GC-0062	135.0	136.0	1.60	23.0	111
GC-0062	136.0	137.0	2.50	60.0	198
GC-0062	137.0	138.0	8.85	220.0	707
GC-0062	139.8	141.0	1.99	14.0	123
GC-0063	235.0	236.0	1.29	76.0	147
GC-0063	236.0	237.0	1.73	154.0	249
GC-0063	237.0	238.0	2.57	70.0	211
GC-0063	244.0	245.0	3.54	259.0	454
GC-0063	245.0	246.0	1.10	79.0	140
GC-0063	248.0	249.0	1.13	78.0	140
GC-0063	250.0	251.0	3.93	250.0	466
GC-0063	262.0	263.0	0.99	91.0	145
GC-0064	189.7	191.7	1.30	79.0	151
GC-0064	330.5	331.5	0.79	80.0	123
GC-0064	331.5	332.5	0.85	56.0	103
GC-0064	332.5	333.5	9.60	127.0	655
GC-0066	258.0	258.7	1.97	54.0	162
GC-0066	258.7	260.0	1.72	112.0	207
GC-0066	266.0	267.0	0.82	66.0	111

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0066	268.7	270.0	0.81	63.0	108
GC-0067	340.5	341.5	0.83	59.0	105
GC-0067	352.5	353.5	10.90	768.0	1,368
GC-0067	353.5	354.5	7.41	604.0	1,012
GC-0068	331.5	332.5	1.40	98.0	175
GC-0068	334.5	335.5	5.87	238.0	561
GC-0068	335.5	336.5	2.56	178.0	319
GC-0068	336.5	337.5	7.05	785.0	1,173
GC-0068	337.5	338.5	4.95	677.0	949
GC-0073	133.5	135.0	2.13	25.0	142
GC-0074	326.0	327.0	0.03	117.0	118
GC-0075	433.0	434.0	0.65	73.0	109
GC-0077	174.0	175.0	2.34	54.0	183
GC-0077	378.0	379.0	1.14	72.0	135
GC-0079	272.0	273.0	9.76	85.0	622
GC-0079	273.0	274.0	4.73	385.0	645
GC-0079	274.0	275.0	2.24	262.0	385
GC-0079	277.0	278.0	2.55	54.0	194
GC-0079	278.0	279.0	1.09	85.0	145
GC-0080	94.0	95.0	1.52	92.0	176
GC-0080	100.0	101.0	5.81	23.0	343
GC-0080	101.0	102.0	2.66	10.0	156
GC-0081	125.0	126.0	2.18	34.0	154
GC-0081	181.0	182.0	1.03	76.0	133
GC-0082	25.5	26.0	4.48	15.0	261
GC-0082	120.7	121.3	2.70	243.0	392
GC-0083	81.7	82.8	3.58	125.0	322
GC-0083	82.8	83.8	16.50	203.0	1,111
GC-0083	83.8	84.8	1.55	78.0	163
GC-0085	44.0	45.0	0.30	114.0	131
GC-0085	46.0	46.7	1.65	44.0	135
GC-0085	52.0	53.0	0.73	61.0	101
GC-0085	55.0	56.0	0.41	149.0	172
GC-0085	56.0	57.0	0.14	127.0	135
GC-0086	295.0	296.0	2.16	25.0	144
GC-0087	123.0	126.0	1.77	6.0	103
GC-0088	146.0	147.0	2.32	22.0	150
GC-0089	61.3	62.0	3.53	201.0	395
GC-0089	63.0	64.0	2.43	201.0	335
GC-0089	183.0	183.5	1.62	11.0	100
GC-0090	62.0	63.0	1.41	82.0	160
GC-0090	63.0	64.0	0.47	76.0	102
GC-0090	64.0	65.0	0.59	89.0	121
GC-0091	60.1	63.1	4.21	230.0	462
GC-0091	69.0	70.0	0.28	112.0	127
GC-0092	56.0	57.0	0.35	97.0	116
GC-0092	57.0	58.0	0.68	178.0	215
GC-0092	58.0	59.0	0.45	173.0	198
GC-0092	60.0	61.0	0.27	109.0	124
GC-0092	61.0	62.0	0.47	124.0	150
GC-0092	64.0	64.5	0.39	86.0	107
GC-0092	67.0	68.0	0.47	84.0	110
GC-0092	68.0	69.0	45.80	111.0	2,630
GC-0092	74.5	75.0	0.85	559.0	606
GC-0092	75.0	76.0	1.80	191.0	290
GC-0093	81.0	82.5	0.29	115.0	131
GC-0093	93.6	96.6	1.76	122.0	219

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0093	110.5	111.5	0.83	78.0	124
GC-0093	111.5	112.5	1.71	146.0	240
GC-0094	39.0	40.5	3.35	47.0	231
GC-0094	40.5	42.0	1.95	123.0	230
GC-0094	57.0	58.0	4.40	272.0	514
GC-0094	58.0	59.0	0.69	96.0	134
GC-0094	59.0	60.0	0.43	84.0	108
GC-0094	70.0	71.0	2.94	50.0	212
GC-0094	71.0	72.0	9.49	183.0	705
GC-0094	72.0	73.0	28.40	266.0	1,828
GC-0094	73.0	74.0	1.18	76.0	141
GC-0094	74.0	75.0	1.80	104.0	203
GC-0094	75.0	76.0	0.88	109.0	157
GC-0095	28.9	30.0	0.72	75.0	115
GC-0095	34.3	35.4	3.66	272.0	473
GC-0095	84.9	85.8	1.26	79.0	148
GC-0096	117.0	118.0	3.14	27.0	200
GC-0096	118.0	121.0	2.05	21.0	134
GC-0097	22.8	24.0	0.59	107.0	139
GC-0097	24.0	25.1	7.63	494.0	914
GC-0097	121.0	122.0	7.47	10.0	421
GC-0098	29.0	30.0	40.40	578.0	2,800
GC-0098	30.0	31.0	26.90	662.0	2,142
GC-0098	31.0	32.0	2.14	138.0	256
GC-0098	32.0	33.0	4.57	371.0	622
GC-0098	33.0	34.0	0.28	389.0	404
GC-0098	34.0	35.0	0.20	575.0	586
GC-0098	35.0	36.0	0.17	116.0	125
GC-0098	36.0	37.0	0.17	179.0	188
GC-0098	37.0	38.0	0.15	156.0	164
GC-0098	38.0	39.0	0.14	103.0	111
GC-0098	46.0	47.0	2.98	17.0	181
GC-0098	47.0	48.0	0.25	119.0	133
GC-0098	109.0	110.0	0.71	383.0	422
GC-0099	30.0	33.3	3.88	33.0	246
GC-0099	36.0	37.0	17.65	433.0	1,404
GC-0099	37.0	38.0	110.50	877.0	6,955
GC-0099	38.0	39.0	46.20	842.0	3,383
GC-0099	39.0	42.0	20.40	490.0	1,612
GC-0099	42.0	45.0	1.49	353.0	435
GC-0099	45.0	46.0	9.64	181.0	711
GC-0099	46.0	46.5	0.21	94.0	106
GC-0099	46.5	47.5	1.14	265.0	328
GC-0099	47.5	48.5	0.29	171.0	187
GC-0099	48.5	49.5	0.14	133.0	141
GC-0099	49.5	51.0	0.65	73.0	109
GC-0100	38.7	39.5	0.44	140.0	164
GC-0100	39.5	40.5	0.20	90.0	101
GC-0100	40.5	41.5	0.23	97.0	110
GC-0100	43.5	44.5	0.71	175.0	214
GC-0100	54.4	55.2	0.19	145.0	155
GC-0100	55.2	56.0	0.56	379.0	410
GC-0100	59.0	60.0	0.54	115.0	145
GC-0100	60.0	61.0	0.92	72.0	123
GC-0100	61.0	62.0	1.83	62.0	163
GC-0100	62.0	63.0	0.60	161.0	194
GC-0100	63.0	64.0	0.03	612.0	613

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0100	64.0	65.0	0.20	230.0	241
GC-0100	65.0	66.0	0.55	145.0	175
GC-0100	66.0	67.0	1.35	177.0	251
GC-0100	67.0	68.0	1.25	79.0	148
GC-0100	68.0	69.0	5.26	480.0	769
GC-0100	72.0	73.0	3.38	154.0	340
GC-0100	73.0	74.0	5.36	272.0	567
GC-0100	74.0	75.0	3.10	216.0	387
GC-0100	75.0	76.0	0.16	166.0	175
GC-0102	69.0	70.0	2.82	121.0	276
GC-0102	70.0	71.0	7.89	381.0	815
GC-0102	72.0	73.0	2.03	99.0	211
GC-0102	73.0	74.0	4.04	165.0	387
GC-0102	76.0	77.0	1.44	51.0	130
GC-0103	96.0	97.0	1.32	82.0	155
GC-0103	97.0	98.0	1.27	65.0	135
GC-0104	27.0	28.0	10.75	21.0	612
GC-0104	55.0	56.0	2.52	160.0	299
GC-0104	177.0	180.0	0.99	116.0	170
GC-0107	9.0	10.0	0.14	221.0	229
GC-0107	110.0	111.0	1.18	44.0	109
GC-0108	135.5	136.2	1.24	75.0	143
GC-0108	136.2	137.0	1.41	107.0	185
GC-0109	112.0	113.0	1.74	50.0	146
GC-0109	114.0	115.0	6.74	161.0	532
GC-0109	115.0	116.0	0.93	71.0	122
GC-0109	116.0	117.0	1.80	49.0	148
GC-0110	38.5	39.0	5.71	385.0	699
GC-0110	49.0	50.0	1.84	147.0	248
GC-0110	60.0	61.0	0.79	78.0	121
GC-0110	61.0	62.0	3.43	80.0	269
GC-0110	62.0	63.0	4.75	127.0	388
GC-0110	63.0	64.0	6.79	47.0	420
GC-0110	64.0	65.0	12.15	16.0	684
GC-0111	40.6	41.0	0.92	76.0	127
GC-0112	64.5	66.7	2.06	260.0	373
GC-0112	142.0	143.0	1.69	14.0	107
GC-0112	143.0	144.0	2.89	11.0	170
GC-0112	144.0	145.0	6.49	80.0	437
GC-0112	145.0	146.0	9.78	197.0	735
GC-0112	155.0	156.0	1.46	37.0	117
GC-0112	156.0	157.0	1.80	181.0	280
GC-0113	15.0	18.0	0.16	94.0	103
GC-0113	63.0	63.9	1.29	60.0	131
GC-0113	68.0	69.0	0.95	61.0	113
GC-0113	69.0	70.0	1.66	150.0	241
GC-0114	273.0	276.0	1.33	78.0	151
GC-0115	112.0	113.0	1.16	86.0	150
GC-0115	121.0	122.0	1.94	64.0	171
GC-0115	123.0	124.0	2.43	109.0	243
GC-0115	124.0	125.0	4.08	199.0	423
GC-0115	125.0	126.0	1.97	110.0	218
GC-0115	126.0	127.0	1.68	38.0	130
GC-0115	127.0	128.0	0.96	66.0	119
GC-0116	59.0	60.1	3.35	226.0	410
GC-0116	60.1	61.2	7.77	496.0	923
GC-0116	63.1	65.5	1.11	56.0	117

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0116	212.0	213.0	2.85	211.0	368
GC-0116	214.0	215.0	1.06	73.0	131
GC-0116	215.0	216.0	5.62	8.0	317
GC-0118	163.0	166.0	1.78	2.5	100
GC-0119	120.0	121.0	1.77	25.0	122
GC-0119	125.0	126.0	0.94	65.0	117
GC-0119	126.0	127.0	1.95	132.0	239
GC-0119	207.0	210.0	2.90	28.0	188
GC-0120	7.0	8.0	0.70	67.0	106
GC-0121	119.0	120.0	2.27	64.0	189
GC-0122	33.0	34.0	1.85	269.0	371
GC-0122	56.0	57.0	3.89	93.0	307
GC-0122	63.0	64.5	0.53	85.0	114
GC-0122	69.0	69.7	1.56	21.0	107
GC-0123	81.0	82.0	0.60	89.0	122
GC-0125	57.0	59.1	9.68	83.0	615
GC-0125	60.0	61.5	3.00	97.0	262
GC-0125	61.5	63.0	0.98	69.0	123
GC-0125	63.0	64.5	0.38	124.0	145
GC-0125	64.5	66.0	0.16	158.0	167
GC-0125	66.0	67.5	0.50	79.0	107
GC-0125	67.5	69.0	0.29	94.0	110
GC-0126	78.3	81.4	5.11	102.0	383
GC-0126	81.4	82.5	1.02	125.0	181
GC-0126	82.5	83.5	1.67	63.0	155
GC-0126	83.5	84.5	1.53	148.0	232
GC-0126	84.5	85.5	0.53	106.0	135
GC-0126	85.5	86.5	2.50	88.0	226
GC-0126	86.5	87.7	1.71	110.0	204
GC-0129	47.0	50.0	0.52	75.0	104
GC-0129	99.7	102.7	1.02	96.0	152
GC-0129	102.7	105.8	7.44	162.0	571
GC-0129	105.8	107.0	14.10	147.0	923
GC-0130	132.5	133.5	0.48	89.0	115
GC-0131	139.2	140.0	2.63	16.0	161
GC-0133	78.4	81.4	6.10	337.0	673
GC-0133	84.5	87.5	1.93	35.0	141
GC-0133	135.0	136.0	0.28	157.0	172
GC-0134	93.6	94.5	14.15	200.0	978
GC-0134	94.5	95.5	1.43	117.0	196
GC-0134	95.5	96.5	0.54	120.0	150
GC-0135	27.0	28.0	4.79	234.0	497
GC-0135	28.0	29.0	3.56	123.0	319
GC-0135	29.0	30.0	1.50	76.0	159
GC-0135	33.0	34.0	1.60	179.0	267
GC-0135	50.0	51.0	5.18	149.0	434
GC-0135	51.0	52.0	13.55	489.0	1,234
GC-0135	52.0	53.0	23.40	371.0	1,658
GC-0135	55.0	56.0	1.99	23.0	132
GC-0135	60.0	61.0	12.30	304.0	981
GC-0135	61.0	62.0	2.62	158.0	302
GC-0135	62.0	63.0	1.16	59.0	123
GC-0135	68.3	70.0	1.27	47.0	117
GC-0136	165.5	166.0	1.30	32.0	104
GC-0137	83.0	84.0	1.80	103.0	202
GC-0137	185.0	186.0	9.37	33.0	548
GC-0138	106.0	107.0	1.20	41.0	107

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0139	0.0	1.0	0.75	140.0	181
GC-0139	169.0	170.0	1.54	20.0	105
GC-0140	89.0	90.3	1.41	97.0	175
GC-0140	90.3	91.0	2.43	185.0	319
GC-0140	91.0	92.0	1.63	112.0	202
GC-0140	92.0	93.0	1.71	57.0	151
GC-0140	93.0	94.0	6.09	76.0	411
GC-0140	94.0	95.0	1.15	52.0	115
GC-0140	95.0	96.0	1.43	63.0	142
GC-0140	96.0	97.0	1.02	50.0	106
GC-0141	225.0	228.0	3.76	12.0	219
GC-0142	232.0	233.0	2.25	126.0	250
GC-0142	234.0	235.0	8.05	653.0	1,096
GC-0142	235.0	236.0	4.76	280.0	542
GC-0142	263.0	264.0	2.10	233.0	349
GC-0143	228.0	229.0	4.41	484.0	727
GC-0143	233.0	234.0	2.44	291.0	425
GC-0144	252.0	253.0	0.96	83.0	136
GC-0144	254.0	255.0	4.86	659.0	926
GC-0144	255.0	256.0	2.33	268.0	396
GC-0145	241.0	242.0	1.89	186.0	290
GC-0145	242.0	243.0	3.21	121.0	298
GC-0145	267.0	268.0	3.71	238.0	442
GC-0145	268.0	269.0	4.00	294.0	514
GC-0145	269.0	270.0	0.80	81.0	125
GC-0145	294.2	295.5	10.05	225.0	778
GC-0146	301.0	303.0	18.95	2.5	1,045
GC-0147	52.5	53.5	2.87	25.0	183
GC-0147	56.5	57.5	8.00	521.0	961
GC-0147	57.5	58.5	2.34	135.0	264
GC-0147	260.0	261.0	2.81	263.0	418
GC-0147	270.0	271.0	2.40	200.0	332
GC-0148	15.4	16.4	19.20	414.0	1,470
GC-0148	17.4	18.4	0.88	64.0	112
GC-0148	234.0	235.0	1.59	106.0	193
GC-0149	260.0	261.0	9.06	55.0	553
GC-0150	124.0	125.0	6.70	453.0	822
GC-0150	125.0	126.0	3.62	321.0	520
GC-0151	86.6	87.0	11.95	353.0	1,010
GC-0151	87.0	87.5	53.90	2,640.0	5,605
GC-0151	87.5	88.0	3.33	248.0	431
GC-0151	204.0	205.0	0.92	81.0	132
GC-0153	225.0	225.5	0.96	65.0	118
GC-0153	225.5	226.0	0.97	101.0	154
GC-0154	11.0	12.0	1.42	84.0	162
GC-0154	12.0	13.0	10.35	41.0	610
GC-0154	13.0	14.0	4.46	177.0	422
GC-0154	14.0	15.0	5.30	237.0	529
GC-0154	15.0	16.0	1.43	80.0	159
GC-0155	72.0	73.0	2.15	121.0	239
GC-0156	185.0	186.0	6.34	310.0	659
GC-0156	207.0	208.5	0.18	190.0	200
GC-0157	313.0	314.0	3.63	277.0	477
GC-0159	16.0	17.0	1.89	56.0	160
GC-0159	17.0	18.0	12.50	1,340.0	2,028
GC-0159	18.0	18.9	1.67	107.0	199
GC-0159	18.9	20.0	29.70	1,205.0	2,839

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0159	20.0	21.0	2.05	86.0	199
GC-0159	233.0	234.0	1.54	77.0	162
GC-0159	238.0	239.0	1.00	73.0	128
GC-0160	24.5	26.0	4.18	281.0	511
GC-0160	28.0	29.0	2.01	151.0	262
GC-0160	29.0	30.0	1.86	144.0	246
GC-0160	30.0	31.0	4.15	291.0	519
GC-0160	31.0	32.0	2.54	193.0	333
GC-0160	202.0	203.0	2.97	13.0	176
GC-0160	212.0	213.0	0.99	127.0	181
GC-0160	216.0	217.0	1.07	64.0	123
GC-0160	219.0	220.0	0.94	60.0	112
GC-0160	225.0	226.0	0.68	63.0	100
GC-0160	236.0	237.0	1.84	144.0	245
GC-0161	16.0	17.0	1.56	126.0	212
GC-0161	17.0	18.0	3.91	256.0	471
GC-0161	18.0	19.0	2.64	211.0	356
GC-0161	20.0	21.0	1.40	104.0	181
GC-0161	240.0	241.0	1.45	65.0	145
GC-0165	10.0	11.0	7.95	182.0	619
GC-0165	11.0	12.0	1.21	96.0	163
GC-0166	280.0	281.0	1.50	91.0	174
GC-0166	281.0	282.0	2.40	150.0	282
GC-0166	282.0	283.0	1.11	112.0	173
GC-0166	283.0	284.0	1.79	147.0	245
GC-0166	287.0	288.0	1.04	70.0	127
GC-0166	291.0	292.0	1.12	85.0	147
GC-0167	13.0	14.0	1.78	110.0	208
GC-0167	14.0	15.0	3.61	280.0	479
GC-0167	16.0	17.0	2.44	151.0	285
GC-0167	17.0	18.0	0.95	68.0	120
GC-0167	214.0	215.0	0.97	48.0	101
GC-0168	241.0	242.0	1.09	56.0	116
GC-0170	8.5	9.5	1.22	94.0	161
GC-0170	9.5	10.7	1.34	121.0	195
GC-0170	10.7	11.2	3.18	126.0	301
GC-0172	64.5	65.5	0.61	107.0	141
GC-0172	87.9	89.3	1.33	93.0	166
GC-0172	89.8	90.5	0.19	102.0	112
GC-0172	90.5	91.0	0.31	164.0	181
GC-0175	175.0	176.0	2.11	85.0	201
GC-0175	372.0	373.0	6.72	503.0	873
GC-0175	378.0	379.0	3.97	5.0	223
GC-0176	320.8	322.5	5.07	48.0	327
GC-0179	228.0	229.0	2.40	8.0	140
GC-0180	111.5	112.5	1.12	49.0	111
GC-0180	113.5	114.5	1.84	198.0	299
GC-0180	114.5	115.0	0.87	65.0	113
GC-0181	379.5	380.5	1.37	75.0	150
GC-0181	380.5	381.5	1.93	50.0	156
GC-0181	384.5	385.5	2.33	130.0	258
GC-0181	385.5	386.5	1.25	65.0	134
GC-0182	173.0	174.0	0.68	76.0	113
GC-0183	173.7	175.1	1.43	57.0	135
GC-0183	207.4	208.4	0.90	99.0	149
GC-0183	214.4	215.4	12.14	20.0	688
GC-0185	386.6	387.7	62.37	56.0	3,486

Hole-ID	From	To	Au (g/t)	Ag (g/t)	Ag-Eq (g/t)
GC-0186	526.0	527.0	1.95	92.0	199
GC-0186	527.0	528.0	1.91	58.0	163
GC-0188	710.2	710.9	46.10	534.0	3,070
GC-0188	710.9	711.6	1.99	80.0	189
GC-0188	742.0	743.0	2.69	15.7	164
GC-0190A	381.3	382.0	1.41	23.1	100
GC-0192	260.8	262.2	1.68	92.6	185
GC-0192	274.3	275.7	1.95	18.7	126
GC-0193	670.0	671.0	2.42	1.0	134
GC-0196	546.0	547.0	2.79	3.0	157
GC-0197	290.0	291.0	14.02	1,386.0	2,157
GC-0197	291.0	292.0	22.37	1,580.0	2,810
GC-0197	292.0	293.0	25.87	1,815.0	3,238
GC-0197	293.0	294.0	1.35	119.0	193
GC-0197	298.7	299.7	3.11	428.0	599
GC-0197	305.7	306.7	1.38	174.0	250
GC-0197	312.7	313.7	1.00	183.0	238
GC-0201	421.8	422.8	2.03	11.4	123
GC-0201	716.5	717.5	1.49	37.7	120
GC-0201	782.0	783.0	1.39	146.0	223
GC-0202	509.8	510.8	1.99	34.1	143
GC-0202	510.8	511.4	3.76	13.2	220
GC-0203	553.0	554.3	27.80	1,895.0	3,424
GC-0203	554.3	555.0	12.05	578.0	1,241
GC-0203	577.8	579.4	1.08	188.0	248
GC-0203	585.9	587.3	1.23	105.0	173
GC-0204	533.3	534.3	0.94	77.8	130
GC-0204	534.3	535.3	1.05	81.2	139
GC-0204	544.7	546.7	2.14	11.0	129
GC-0204	607.4	608.4	1.84	136.0	237
GC-0207	521.8	523.8	2.58	205.0	347
GC-0207	527.8	529.8	8.64	656.0	1,131
GC-0207	533.3	534.3	4.78	365.0	628
GC-0207	534.3	535.3	3.35	226.0	410
GC-0207	535.3	536.3	4.04	232.0	454
GC-0207	536.3	537.8	0.82	70.0	115
GC-0208	592.7	593.2	2.06	77.6	191
GC-0209	300.6	301.2	5.56	66.0	372
GC-0213	243.5	244.5	1.16	47.5	111
GC-0213	307.3	308.3	3.33	18.6	202
GC-0213	308.3	309.3	4.15	23.1	251
GC-0214	399.2	399.8	10.52	753.0	1,332
GC-0215	389.6	390.7	19.21	72.5	1,129
GC-0215	549.3	550.3	2.60	1.0	144
GC-0217	381.0	381.5	1.83	118.0	218
GC-0217	419.6	420.2	1.55	31.5	117
GC-0219	41.7	42.7	0.62	189.0	223
GC-0219	42.7	43.7	1.87	126.0	229
GC-0219	276.0	277.0	6.38	562.0	913
GC-0219	277.0	278.0	6.47	552.0	908
GC-0219	286.0	287.0	0.99	50.7	105
GC-0219	287.0	288.0	9.28	118.0	628

APPENDIX 3

VARIOGRAPHY

VARIOGRAPHY FOR THE ROSARIO VEIN

Silver Correlograms for Rosario Vein (Major, Semi-Major and Minor)

Gold Correlograms for Rosario Vein (Major, Semi-Major and Minor)

VARIOGRAPHY FOR THE NANKIN VEIN

Silver Correlograms for Nankin Vein (Major, Semi-Major and Minor)

Gold Correlograms for Nankin Vein (Major, Semi-Major and Minor)